Exhibit 1

Province of Nova Scotia

(Canada)

This description of the Province of Nova Scotia is dated as of April 10, 2012 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2011.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell- or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2011. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: 100 F Street, NE, Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance, Deputy Minister of Finance, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.

The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On April 10, 2012 the closing spot rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.0041. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2011” and “2010-2011” refers to the fiscal year ending March 31, 2011, and unless otherwise indicated, “2011” means the calendar year ended December 31, 2011. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF NOVA SCOTIA

Economy

	Year Ended December 31
	2006	2007	2008	2009	2010
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$31,644	$33,031	$34,519	$34,774	$36,352
Personal Income	27,689	29,016	30,157	30,820	32,061
Capital Expenditures	6,337.4	6,628.3	6,198.8	6,538.9	7,305.7
Annual Increase in Consumer Price Index	2.0%	1.9%	3.0%	-0.2%	2.2%
Population by July 1 (in thousands)	938.0	935.8	937.2	940.3	944.8
Unemployment Rate	7.9%	8.0%	7.7%	9.2%	9.3%

Revenues and Expenses — Consolidated Entity

	Fiscal Year Ended March 31
			Restated
	2007	2008	2009(1)	2010(2)	2011
Revenues	$7,952.4	$8,908.4	$8,836.2	$8,872.0	$9,539.7
Current Expenses	8,110.6	8,833.6	9,169.8	9,499.3	9,327.8

Surplus (Deficit) from Governmental Units	(158.2)	74.8	(333.6)	(627.2)	211.9
Net Income from Government Business Enterprises	340.6	344.2	359.6	358.7	357.2

Provincial Surplus/(Deficit)	$182.4	$418.9	$26.0	($268.5)	$569.1

Public Sector Funded Debt

	As at March 31
	2007	2008	2009	2010	2011
	(in millions unless otherwise indicated)
Total Provincial Funded Debt	$11,728.8	$11,032.7	$12,181.8	$13,333.5	$14,613.7
Total Guaranteed Debt	409.6	380.7	201.6	194.1	171.9
Total Public Sector Funded Debt	12,138.4	11,413.5	12,383.3	13,528.6	14,785.6

Less: Sinking Funds, Public Debt Retirement Fund	1,906.8	2,011.9	2,211.7	2,204.2	2,394.6

Net Public Sector Funded Debt	$10,231.6	$9,401.6	$10,171.7	$11,324.4	$12,391.0

Per Capita ($)	$10,907.9	$10,046.5	$10,853.3	$12,042.3	$13,114.9
As a Percentage of:
Personal Income	37.0%	32.4%	33.7%	36.7%	38.6%
Gross Domestic Product at Current Market Prices	32.2%	28.5%	29.5%	32.6%	34.1%

(1)	Restated to reflect accounting changes in fiscal year 2009-2010. See “Government Finance — Accounting Changes and Corrections to the 2010 Accounts”.
(2)	Restated to reflect Accounting Changes and corrections to errors to personal income tax and corporate income tax revenues contained in originally released financial statements for 2009-2010. See “Government Finance — Accounting Changes and Corrections to the 2010 Accounts.

MAP

Nova Scotia

INTRODUCTION

Overview

The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.

According to estimates issued by Statistics Canada, the population of Nova Scotia was 945.4 thousand as of July 1, 2011, and represented 2.7% of Canada’s population of 34.5 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the province, had a population of 408.2 thousand as of July 1, 2011. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the province, and is also the location of an important naval base.

Political System

The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.

The last Provincial general election was held on June 9, 2009. The New Democratic Party was elected to a majority government and holds 31 seats in the House of Assembly. The official opposition in the House of Assembly is the Liberal Party with 13 seats and the Progressive Conservative party holds 7 seats. There is one independent member of the Legislature.

The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.

The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 308 member House of Commons. Ten Senators represent Nova Scotia in the Senate.

There are five levels of courts in the province. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the province except those matters or cases expressly excluded by statute. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Family Court is a court of summary procedure with jurisdiction in family matters including maintenance, child protection, child custody and family violence. The Family Court is designated as a Youth Court for hearing matters involving young people aged 12-15 inclusive. The Probate Court has jurisdiction and power to carry out the judicial administration of the estates of deceased persons and to hear and determine all questions, matters and things in relation thereto and necessary for such administration.

Constitutional Framework

Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.

The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.

Under the Constitution, each provincial government has exclusive jurisdiction to regulate:

•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.

The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:

•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.

In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.

General Issues

Current Issues Concerning Native Persons

The Mi’kmaq are the First Nations peoples of Nova Scotia and are descendants of the aboriginal people who resided in Nova Scotia prior to European contact.

In 1999, the Supreme Court of Canada delivered two decisions in the case of R. v. Marshall that acknowledge, and at the same time, place limits upon, Mi’kmaq treaty rights to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy — Goods Producing Industries — Fisheries” for further details.

In February 2007, the Mi'kmaq of Nova Scotia, the Federal Government and the Province signed a Framework Agreement that established a long-term negotiation process to resolve issues pertaining to Mi'kmaq treaty rights, Aboriginal rights and Aboriginal title. The Framework Agreement identifies the issues to be negotiated, goals, procedures and a time-table for negotiations. The first step in the negotiations will be to conduct a preliminary review of each topic and develop the key questions and issues in more detail. The Province, Canada and the Mi'kmaq signed a Consultation Terms of Reference in August of 2010 which provides a non-binding process for negotiations among the parties. This process is continuing.

Audit of Governance and Control Framework

In 2011 the Auditor General of Nova Scotia conducted a follow-up audit of the control framework of Liability Management & Treasury Services, Capital Markets Administration, and the Compliance & Reporting divisions of the Department of Finance.

The Auditor General concluded the following: “The governance and control framework in these divisions provides for the identification of major risks that impact investment activity. These risks are controlled through policies related to borrowing limits and credit ratings; compliance with these policies is monitored on a daily basis. In addition, the province’s Debt Management Committee provides adequate oversight and challenge to the activities of these divisions, and reports its results to the Minister of Finance on an annual basis.”

Litigation

Residents and former residents of Sydney and the surrounding area in Nova Scotia have commenced a proposed class action lawsuit against the Province seeking damages for nuisance, battery, trespass, harm to property and other related claims resulting from the emissions from the steel plant and coke ovens owned and operated by the Sydney Steel Corporation, claiming that the Province failed to remediate the sites, allowing deposits of the emissions to continue to travel into the class area, and seeking damages for breach of fiduciary duty to the class members as a result of making public statements that it was as safe to live in Sydney as any other urban area. An oral decision was rendered by the case management judge in July 2011 certifying the action as a class proceeding with reduced geographic boundaries and a seven year residence threshold for the residential class. The written decision has been delivered but the form of the Order has not yet been settled. The appeal period runs from the date the Order is issued by the Court. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss at this time.

The Pictou Landing First Nation has commenced a lawsuit against the Province, Northern Pulp (the current owner of the pulp mill located at Abercrombie, Pictou County, Nova Scotia) and all former owners of the mill. The claim relates to effluent which has contaminated Boat Harbor near the Pictou Landing First Nation. Pictou Landing First Nation has filed a statement of claim but has not served the statement of claim since settlement negotiations are ongoing among the parties. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss at this time.

Residents and spouses of residents of nursing homes (or their estates) in the Province have commenced a class action lawsuit against the Province seeking damages for misfeasance in public office, fraudulent misrepresentation and deceit, negligent misrepresentation, breach of fiduciary duty, equitable fraud, unjust enrichment and various Charter claims resulting from the introduction of the Single Entry Access System (SEA) between February 1, 2001 and January 1, 2005 that required payment by the residents of their health care costs while in a nursing home. Approximately 100 people have joined in the class action lawsuit to date. The plaintiffs filed a motion to certify the case as a class action. The proceeding has been certified, in part, as a class proceeding. The written decision has been delivered but the form of the order has not yet been settled. The appeal period runs from the date the Order is issued by the Court. The litigation is ongoing and the Province will continue to vigorously defend these claims. The Province is unable to assess the likelihood of loss at this time.

ECONOMY

Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 7,400 kilometers of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, oil and gas, naval defense, tourism, transportation and research.

While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as pulp and paper products, natural gas and seafood products, the provincial economy is also diversified into information age technologies and other goods as diverse as motor vehicle tires.

Exports are important to the economy of Nova Scotia as roughly 50% of all goods produced in Nova Scotia are exported, and, of that figure, approximately 75% are exported to the United States.

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

Principal Economic Indicators

The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2010, Nova Scotia’s gross domestic product (“GDP”) at market prices was $36.4 billion, or 2.2% of Canada’s GDP. Compared with the levels for 2009, real GDP at market prices in chained 2002 dollars for Nova Scotia and Canada increased by 1.9% and 3.2%, respectively, in 2010. Total exports of goods and services from Nova Scotia, to both international and inter-provincial destinations, in 2010 increased by 5.5%.

Manufacturers’ shipments in 2011 increased by 10.3% for Nova Scotia compared to an increase of 7.8% for Canada.

The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2006 through 2010.

SELECTED ECONOMIC INFORMATION

	2006	2007	2008	2009	2010	Compound Annual rate of growth(1)
	(In millions unless otherwise indicated)
Gross Domestic Product (Nova Scotia)
At Market Prices(2)	$31,644	$33,031	$34,519	$34,774	$36,352	3.5%
Chained 2002 Dollars	28,174	28,611	29,378	29,390	29,951	1.5%
GDP at Basic Prices (2002)	25,774	26,216	26,582	26,490	27,046	1.2%
Gross Domestic Product (Canada)
At Market Prices(2)	1,450,405	1,529,589	1,603,418	1,528,985	1,624,608	2.9%
Chained 2002 Dollars	1,283,033	1,311,260	1,320,291	1,283,722	1,324,992	0.8%
Personal Income.	27,689	29,016	30,157	30,820	32,061	3.7%
Personal Income per capita(3)	29,519.1	31,006.6	32,177.8	32,776.8	33,934.2	3.5%
Capital Expenditures.	6,337.4	6,628.3	6,198.8	6,538.9	7,305.7	3.6%
Retail Trade.	11,140.7	11,616.2	12,089.0	12,102.2	12,655.9	3.2%
Value of Manufacturers’ Shipments	$9,558	$9,762	$10,643	$8,819	$9,799	0.6%
Unemployment Rate	7.9%	8.0%	7.7%	9.2%	9.3%

Annual Increase in Consumer Price Index:
Nova Scotia	2.0%	1.9%	3.0%	-0.2%	2.2%	1.7%
Canada	2.0%	2.2%	2.3%	0.3%	1.8%	1.7%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.

(2)	Gross Domestic Product ("GDP") at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.

(3)	In dollars

Sources: Statistics Canada, Catalogue No 13-213, 13-001, 31-001, 63-005 and CANSIM Table 029-0005, 080-0020, 304-0015,304-0014 and 326-0021.

Recent Developments

The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.

RECENT DEVELOPMENTS

		Percentage Change, except where noted
	Period	Nova Scotia		Canada

Retail Trade(1)	Jan. — Dec. 2011/ Jan. — Dec. 2010	3.4%		3.6%

Manufacturing Shipments(1)	Jan. — Dec. 2011/ Jan. — Dec. 2010	10.3%		7.8%

Housing Starts (all areas)(2)	Jan. — Dec. 2011/ Jan. — Dec. 2010	7.8%		2.1%

Employment Growth(3)	February 2012 Jan. — Dec. 2011/ Jan. — Dec. 2010	1.7 0.2	% %	0.7 1.6	% %

Unemployment Rate(3)	February 2012 Jan. — Dec. 2011	8.2 8.8	% %	7.4 7.4	% %

Consumer Price Index	Jan. — Dec. 2011/ Jan. — Dec. 2010	3.8%		2.9%

(1)	Seasonally adjusted.

(2)	These figures represent residential housing starts in both urban and rural areas, seasonally adjusted at annual rates

(3)	These figures reflect the seasonally adjusted rate of unemployment.

Sources: Statistics Canada, Catalogue No. 71-001 PPB and CANSIM Tables 080-0020, 027-0054 and 326-0020.

Economic Structure

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

The following table shows the relative contribution of each sector to GDP in basic prices (chained 2002 dollars) for Nova Scotia and Canada for the calendar years indicated.

NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES

(CHAINED 2002 DOLLARS)

						Compound Annual Rate of Growth 2006-2010	% of GDP in Basic Prices, 2010
	2006	2007	2008	2009	2010		Nova Scotia	Canada
	(In millions)
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	$757.3	$681.8	$700.3	$707.1	$753.2	-0.1%	2.8%	2.2%
Mining and Oil, and Gas Extraction	749.6	793.0	830.1	662.6	599.0	-5.5%	2.2%	4.4%
Utilities	563.4	628	610	590.5	590	1.2%	2.2%	2.4%

	2,070.3	2,102.8	2,140.4	1,960.2	1,942.2	-1.6%	7.2%	8.9%

Secondary Sector:
Manufacturing	2,568.2	2,549.2	2,468.8	2,306.8	2,464.6	-1.0%	9.1%	12.9%
Construction	1,532.5	1,521.4	1,476.8	1,578	1,588.6	0.9%	5.9%	6.1%

	4,100.7	4,070.6	3,945.6	3,884.8	4,053.2	-0.3%	15.0%	19.0%

Service Sector:
Transportation and Warehousing	1,016.8	1,042.7	1,062.3	1,062.3	1,099.8	2.0%	4.1%	4.7%
Wholesale and Retail Trade	2,964.3	3,084.2	3,148.1	3,143.3	3,287.5	2.6%	12.2%	11.8%
Information and Culture Industries	926.3	928.6	944.3	940.0	937.5	0.3%	3.5%	3.7%
Finance and Insurance, Real Estate and
Leasing, and Management of Companies	5,353.5	5,526.4	5,642.3	5,729.5	5,878.9	2.4%	21.7%	20.9%
Professional, scientific and technical services	823.1	848.8	872.7	897.2	898.2	2.2%	3.3%	4.9%
Administrative and support, waste management and remediation services	582.4	578.3	609.9	620.0	649.9	2.8%	2.4%	2.5%
Education Services	1,524.9	1,539.7	1,575.4	1,585.6	1,606.5	1.3%	5.9%	5.1%
Health Care and Social Assistance	2,221.7	2,259.5	2,324.4	2,371.3	2,406.0	2.0%	8.9%	6.7%
Accommodation and Food Services	626.2	627.4	641.8	625.3	637.3	0.4%	2.4%	2.2%
Arts, entertainment, recreation and other services	725.2	751.6	777	735.7	677.4	-1.7%	2.5%	3.5%
Public Administration	2,839.0	2,854.9	2,898.1	2,935.2	2,971.9	1.2%	11.0%	6.1%

	19,603.4	20,042.1	20,496.3	20,645.4	21,050.9	1.8%	77.8%	72.1%

Gross Domestic Product at Basic Prices	$25,774.4	$26,215.5	$26,582.3	$26,490.4	$27,046.3	1.2%	100.0%	100.0%

Source: Statistics Canada, Catalogue No. 15-001-X

Population and Labor Force

According to estimates by Statistics Canada, at July 1, 2011, the population of Nova Scotia was 945.4 thousand or 2.74% of the Canadian population of 34.5 million. Over the period July 2007 to July 2011, the population of Nova Scotia increased by 1.0%, as compared to growth of 4.7 per cent for Canada. Nova Scotia’s labor force grew at a compounded annual rate of 0.5% compared to 0.7% for Canada for the 2007 to 2011 calendar year period.

According to Statistics Canada data for 2011, the Province’s labor force averaged 496,600 persons, representing 63.7% of the population 15 years of age and over. This level is a decrease of 0.5 percentage points in the participation rate compared to 2010. The figures for the calendar year 2011 show a decrease in the unemployment rate to 8.8% from 9.3% in 2010. Annual employment in 2011 remained relatively unchanged from the level observed in 2010. Annual labor supply for 2011 reveals a 0.4% decrease from 2010. For 2011, the annual estimate for unemployment stands at 43,900 compared to 46,100 in 2010, a decrease of 5.0%.

Nova Scotia’s unemployment rate decreased to 8.2% in February 2012, on a seasonally adjusted basis, versus the February 2011 level of 9.4%. This compares with a slight decrease in rates to 7.4% from 7.7% for Canada for the same periods. The unemployment rate for Nova Scotia in February 2012 reflects an increase of 0.3% in the labor force from a year earlier and an increase in the number of individuals employed of 1.7%, combined with a decrease in the reported number of unemployed of 12.8%, compared to the same month in 2011.

The following table sets forth Nova Scotia’s population and labor force for the 2007 to 2011 calendar years.

POPULATION AND LABOR FORCE

	2007	2008	2009	2010	2011	Compound Annual Rate of Growth
	(In thousands unless otherwise indicated)
Total Population (July 1)	936	937	940	945	945	0.3%
Population 15 Years of Age and Over	766	769	773	777	779	0.4%
Labor Force	487	489	497	499	497	0.5%
Labor Force Employed	448	452	451	453	453	0.3%
Participation Rate (%):
Nova Scotia	63.5%	63.6%	64.3%	64.2%	63.7%
Canada	67.4%	67.7%	67.1%	67.0%	66.8%
Unemployment Rate (%):
Nova Scotia	8.0%	7.7%	9.2%	9.3%	8.8%
Canada	6.0%	6.1%	8.3%	8.0%	7.4%

Sources: Statistics Canada, Catalogue Number 71F0004-XCB91-002-XWE-XPB , 91-213-XIB, and CANSIM Tables 051-0001, 282-0002, and 282-0087.

The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2007 through 2011, and the compound annual rate of growth over the period 2007 to 2011.

EMPLOYMENT BY INDUSTRY

	2007	2008	2009	2010	2011	Compound Annual Rate of Growth
	(In thousands)
Agriculture	5.5	6.2	6.6	5.8	5.2	-1.4%
Forestry, Fishing, Mining, Oil, and Gas	12.0	12.7	12.5	12.0	11.2	-1.7%
Utilities	1.9	3.2	3.1	4.2	4.0	20.5%
Construction	27.4	31.1	30.0	32.1	31.1	3.2%
Manufacturing	41.3	38.8	33.0	32.7	32.9	-5.5%
Wholesale and Retail Trade	77.7	79.8	77.2	76.3	77.5	-0.1%
Wholesale Trade	13.4	13.9	13.7	11.8	14.8	2.5%
Retail Trade	64.2	65.9	63.5	64.5	62.6	-0.6%
Transportation and Warehousing	18.4	18.5	20.4	18.5	20.7	11.5%
Finance, Insurance, Real Estate, and Leasing	23.1	22.1	22.8	24.4	23.0	-22.6%
Professional, Scientific, and Technical Services	17.5	21.2	22.8	23.7	23.8	6.6%
Business, Building and Other Support Services	27.2	25.4	23.4	23.6	20.9	-2.5%
Educational Services	36.4	33.8	38.0	33.6	35.9	19.7%
Health Care and Social Assistance	61.7	60.9	62.9	68.7	68.1	25.8%
Information, Culture, and Recreation	19.5	20.0	18.3	19.4	20.1	-13.8%
Accommodation and Food Services	30.3	29.0	28.7	28.5	28.3	-17.7%
Other Services	20.1	19.3	19.7	18.5	19.0	-1.4%
Public Administration	28.2	30.2	32.0	30.7	31.1	2.5%
Total — All Industries	448.0	452.0	451.4	452.5	452.8	0.3%

Source: Statistics Canada, Table 282-0002

Income and Prices

Personal income in Nova Scotia increased by 4.0% to $32,061 million in 2010, and average weekly wages in 2010 were $760.07, up 3.9% from the level in 2009.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2006 through 2010 as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada for calendar years 2006 through 2011. On an annual basis in 2011, Nova Scotia’s CPI increased by 3.8% over 2010, while Canada’s CPI increased by 2.9% over 2010.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Nova Scotia		Canada

	Average Weekly Wages and Salaries	CPI	Average Weekly Wages and Salaries	CPI

2006	2.5%	2.0%	2.5%	2.0%
2007	3.1%	1.9%	4.3%	2.2%
2008	2.6%	3.0%	2.9%	2.3%
2009	2.3%	-0.2%	1.6%	0.3%
2010	3.9%	2.2%	3.6%	1.8%
2011	n/a	3.8%	n/a	2.9%

Sources: Statistics Canada, Catalogue Number 72F0023-XCB and CANSIM Tables 281-0027 and 326-0021.

Capital Expenditures

Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.

The following table sets forth capital expenditures for the 2008 to 2011 calendar years and investment intentions for 2012.

CAPITAL EXPENDITURES1

	2008	2009	2010	2011(2)	2012(3)
	(in millions)
Agriculture, forestry, and fishing	$120.6	$94.1	x	x	x
Mining & oil and gas extraction	152.0	669.3	589.6	x	x
Utilities	263.5	x	725.2	439.1	484.3
Construction	132.3	121.9	137.8	133.4	139.6
Manufacturing	418.5	x	x	254.2	x
Wholesale trade	110.9	134.6	131.8	131.4	148.2
Retail trade	294.2	296.9	260.2	242.0	267.8
Transportation & warehousing	326.1	265.3	236.6	307.8	396.4
Information & cultural industries	192.6	116.2	315.7	206.6	204.7
Finance & insurance	302.4	147.6	136.8	x	129.9
Real estate and rental and lending	406.9	282.3	334.2	253.7	245.6
Professional, scientific & technical services	63.2	46.9	70.6	83.2	80.2
Management of companies and enterprises	6.7	5.9	x	x	x
Administrative support, waste management and remediation services	54.9	73.6	37.6	38.4	48.2
Educational services	189.2	312.1	286.8	286.0	287.9
Health care and social assistance	173.3	211.7	294.8	253.3	x
Arts, entertainment and recreation	10.4	x	40.9	97.7	55.8
Accommodation and food services	71.1	x	43.2	49.3	47.5
Other services (except public administration)	19.4	19.8	37.8	32.8	x
Public administration	793.6	996.3	911.3	963.0	1,027.5
Housing	2,096.9	1,938.2	2,308.4	2,327.5	2,442.0

Total	$6,198.8	$6,538.9	$7,305.7	$6,564.0	$6,704.8

Private Sector	4,932.6	5,043.5	5,870.6	4,986.2	5,093.2
Public Sector	1,266.1	1,495.4	1,435.1	1,577.8	1,611.6

Total	$6,198.8	$6,538.9	$7,305.7	$6,564.0	$6,704.8

Construction	$4,012.2	$4,586.3	$5,203.5	$4,385.0	$4,550.0
Machinery and Equipment	2,186.5	1,952.5	2,102.2	2,179.0	2,154.8

Total	$6,198.8	$6,538.9	$7,305.7	$6,564.0	$6,704.8

(1)	Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”), x — suppressed data by Statistics Canada for confidentiality reasons.

(2)	Preliminary Actual

(3)	Investment Intentions as reported in February 2012.

Source: Statistics Canada, Catalogue Number 61-205, February 2012 and CANSIM Tables 026-0005 and 032-0002.

The Private and Public Investment in Canada, Intentions 2012 survey published in February 2012 by Statistics Canada showed a 2.1% increase in capital expenditures intentions in Nova Scotia in 2012 over 2011, reflecting expectations of increased capital spending in wholesale and retail trade, transportation and warehousing, and public administration. Private sector capital expenditure investment intentions for 2012 are expected to account for 76.0% of the total capital expenditures.

Capital expenditures for 2011 showed a 10.2% decrease compared to 2010. The decrease was entirely in the construction sector as the capital expenditures on machinery and equipment increased by 3.7%. From the data presented for the non-confidential sectors, the decreases were in the following sectors: utilities, information and cultural industries, real estate and rental and lending, educational services, health care and social assistance. These were offset by an increase in capital expenditures for construction in the public administration sector.

Capital expenditures for 2010 showed a 11.7% increase compared to 2009. The increase reflected increases in public administration and decreases in mining, oil and gas and health care and social assistance.

Capital expenditures for 2009 showed a 5.5% increase compared to 2008, reflecting large increases in capital expenditures in mining, oil and gas extraction, education, and public administration. There were major declines in capital expenditures in the finance, insurance, real estate and leasing, and housing.

Goods Producing Industries

Manufacturing. The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 9.1% of real GDP (basic prices in chained 2002 dollars) in 2010. The gross selling value of manufacturers’ sales rose from $9,762 million in 2007 to an estimated total of $10,799 million in 2011 presenting a compound annual rate of growth of 2.6%. This compares with a compound annual rate of decline of 1.1 % for Canada over the same period.

In 2011, the gross selling value of manufacturers’ sales was 10.2% higher than in 2010. Many components of manufacturers’ sales recovered in 2010 and 2011 after declining in 2009. Food products, plastics/rubber and transportation equipment have all increased from levels observed in 2009.

The employment level in the manufacturing sector in 2011 decreased by 200 persons compared to 2010. The manufacturing sector employed 7.3 per cent of all workers in Nova Scotia in 2011, compared to 10.2 per cent in Canada. Most of the employment in the manufacturing sector occurs outside of the province’s largest urban center (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the province.

The United States is the primary market for Nova Scotia’s international exports of manufactured goods. In 2011, $3.25 billion or 73.2% of the value of Nova Scotia’s exports of manufactured goods went to the United States.

One-third of manufacturers’ sales for Nova Scotia in 2011 was attributable to two major industry groups: food and plastics and rubber products. The food industry accounted for 20.1% of total shipments in 2011. Plastics and rubber products accounted for 13.6%. The latter category is in part related to the three plants operated by Michelin North American (Canada) Inc. The pulp and paper industry and sales from a petroleum refinery (for which the specific output valued are not published but are included by Statistics Canada shown in “Other” in the table below) contribute to significant output within the manufacturing industry.

The following table sets forth the gross selling value of manufacturers’ sales for Nova Scotia by industry group for the calendar years 2007 through 2011.

GROSS SELLING VALUE OF MANUFACTURERS’ SALES

	2007	2008	2009	2010	2011
	(millions $)
Food	$2,043	$1,900	$1,965	$1,984	$2,174
Wood Products	543	502	450	530	451
Chemicals	263	x	x	x	x
Plastics & Rubber Products	1,174	1,163	1,006	1,221	1,473
Non-metallic Mineral Products	208	220	198	200	202
Fabricated Metal Products	224	x	x	x	x
Machinery	154	x	x	x	x
Computer & Electronic Products	165	182	191	195	184
Electrical Equipment, Appliances & Components	41	x	x	x	x
Transportation Equipment	712	813	697	759	738
Furniture & Related Products	100	109	86	97	65
Other	4,134	5,755	4,226	4,815	$5,512

All Manufacturing Industries	$9,762	$10,643	$8,819	$9,799	$10,799

x:	Suppressed to meet confidentiality requirements of the Statistics Act.

Source: Statistics Canada, CANSIM Table 304-0015.

Construction. The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to real GDP (basic prices in chained 2002 dollars) was $1,588.6 million in 2010 and accounted for 5.9% of total real GDP. Construction activity accounted for 67.9% of total capital expenditures in 2011. Compound annual growth in capital expenditures on construction in Nova Scotia was 3.2% for the 2007 to 2011 period, as compared to 4.6% for Canada.

Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia increased by 7.8% in 2011 over 2010, compared to an increase of 2.1% at the national level over the same period. Capital expenditures on housing construction in Nova Scotia increased 0.8% in 2011, versus a 2.9% increase in Canada for the same period. Construction associated with housing starts comprises only part of the capital expenditures on housing construction; a significant part of these expenditures are for residential renovations. Renovations in Nova Scotia in 2011 totaled $1.33 billion.

Capital expenditures on non-residential construction decreased 28.9% in 2011 from 2010 in Nova Scotia versus an increase of 9.6% in Canada. From the data presented for the non-confidential sectors, the decreases were in the following sectors: utilities, information and cultural industries, real estate and rental and lending, educational services, health care and social assistance. These were offset by an increase in capital expenditures for construction in the public administration sector.

Employment in the construction sector in 2011 increased by 1,000 persons over 2010.

Fisheries. A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources.

Nova Scotia’s fish landings had a value of $487.0 million in 2010. Shellfish such as lobster, scallops, and snow crab, accounted for 69.5% of the value of landings. Lobster is the predominant species and represented 40.1% of the total landed value. Scallops and snow crab are the next predominant species at 15.5% and 13.9%, respectively.

Nova Scotia was one of the top provinces exporting seafood in 2011, at $836.4 million. The United States is still Nova Scotia’s main destination for seafood, representing 62.0% of fish exports in 2011. Most of the remaining export value of seafood in 2011 was destined for China, France, Japan, Russia, Belgium and Hong Kong. The international export value of seafood in 2011 increased by 13.4% compared to levels in 2010.

The harvesting sector employed 6,500 persons throughout all of Nova Scotia in 2011, a decrease of approximately 200 persons from 2010.

In terms of real GDP growth, 2010 saw output increase 6.3% from the 2009 levels. Total volume of commercial fish landings (metric tonnes) was up 5.9% in 2010 compared to the level in 2009. The Canadian dollar has been putting downward pressure on the value of exports to the U.S. market; the total value of exports for fish and seafood was down 1.9% in 2010 relative to 2009.

The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 2006 through 2010.

FISHING AND FISH PROCESSING INDUSTRY

	2006	2007	Revised 2008	2009	2010
	(in Millions)
Quantity of Fish Landings (pounds)(1)	627.8	579.0	563.3	576.9	610.9
Value of Fish Landings(1)	$665.6	$657.6	$677.2	$586.6	$487.0
Market Value of Fish Products Produced(2) [2]5)	$1,247.7	$1,138.5	$1,256.7	$1,027.9	$925.3
Capital Investment(4)	$51.8	$48.5	$53.6	$47.4	$35.3
Value of Exports of Fish	$916.2	$902.8	$792.3	$771.5	$737.7

(1)	Does not include Aquaculture.

(2)	Estimated by Province of Nova Scotia.

(3)	Includes an estimate of market value for imported frozen fish processed net of raw material costs.

(4)	Includes fishing, hunting, and trapping.

Sources:	Department of Fisheries and Oceans, and Nova Scotia Department of Agriculture and Fisheries.
Statistics Canada, Catalogue Number 61-205 and CANSIM Table 29-0005.

Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 termed ‘necessaries,’” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction — Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. Licenses issued pursuant to these agreements are available as a result of the Federal Government purchasing non-native licenses.

Mining and Mineral Exploration The value of mineral production (excluding oil and gas) in Nova Scotia increased 2.5% to $246.6 million in 2011 from 2010 levels. The major minerals being produced in Nova Scotia in 2011 were gypsum, crushed stone, and sand and gravel. In the past, Nova Scotia has also produced coal, cement, clay, peat, barite, and silica.

Real GDP in the sector, including the oil and gas sector, decreased by 9.6% in 2010 from 2009, showing some recovery in an industry that declined by a greater amount the year before due to declines in output from the SOEP facility in 2009. The industry, including the oil and gas sector, employed 2,200 persons in 2011, a decrease of approximately 500 from 2010.

Nova Scotia's gypsum and anhydrite deposits are among the largest workable deposits in Canada. Nova Scotia is one of the most productive gypsum-mining regions in the world. Gypsum outcrops occur throughout the whole of the northern half of the province's mainland and Cape Breton Island. In 2011, Nova Scotia produced about 70.5% of Canada's gypsum. Statistics show the value of gypsum production to be $26.4 million in 2011 with 1.8 million tonnes being produced.

There are currently two surface coal mines operating in Nova Scotia, at Stellarton and Point Aconi, operated by Pioneer Coal. Production information is currently unavailable due to confidentiality requirements of Statistics Canada.

Agriculture Real GDP in 2010 in the agricultural sector increased by 6.5% compared to 2009. Total farm cash receipts in 2010 increased by 6.4%, comprised of receipts for livestock production increasing 10.3%, and crop receipts remaining relatively unchanged. Farm cash receipts rose by 7.9% in 2011, comprised of a 4.2% increase in receipts from crops and 8.5% increase in receipts from livestock production. The number of people employed in the agricultural sector stood at 5,200 persons in 2011, a decrease of about 600 from 2010. The major components of agricultural production in Nova Scotia include dairy products, poultry, eggs and fruit crop production.

Forestry In 2010, the value of manufacturing shipments for wood products was $529.64 million, an increase of 17.7% from 2009. The logging sector employed 2,600 workers in 2010, an increase of about 500 from 2009. In 2010, the total provincial harvest of round wood was 4,481,540 cubic meters, a decline of 8.5% from 2009. Of this amount 205,747 cubic meters or 7.0% was exported.

Finished lumber production was 772.8 metric tonnes, an increase of 67.1% from 2009. Export sales of lumber, mostly to the United States, were up 16.1% in 2010 compared with 2009, mostly due to sawmill exports. In 2010, export sales for paper products were up 6.6% from 2009, though paper exports were down 4.4% from 2009 to 2010.

Exports

The total value of exports of goods and services from Nova Scotia in 2010, under Statistics Canada’s Provincial Economic Accounts data system, stood at $15,050 million, giving an annual compound rate of increase of 1.6% over the 2006 to 2010 period. The value of exports of goods and services represented 41.4% of the total value of GDP in 2010.

Of the $15,050 million in exports of goods and services, 46.2% or $6,948 million were shipped to other countries, leaving 53.8% or $8,102 million as exports to other provinces within Canada. Exports of goods accounted for 66.0% of the total exports while exports of services accounted for 34.0%. Most of the goods are exported to other countries (58.8%), while services are mostly exported to other provinces (78.4%).

Over the 2006 to 2010 period, the total value of exports of goods had an annual compound rate of decline of 0.7% compared to growth of 6.9% for the total value of export of services.

Statistics Canada reports in their Provincial Economic Accounts data system that the total value of international exports of goods in 2010 was $5,841 million, experiencing an annual compound rate of decline of 0.8% since 2006. That Provincial Economic Accounts figure can be contrasted with Nova Scotia’s international merchandise exports of goods based on customs clearing data that amounted to $4,352.5 million in 2010. The Provincial Economic Accounts data system adjusts the customs data for other costs such as transportation margins and duties. During the period 2006 to 2010 the Canadian dollar appreciated from $1.1341 CAD/USD in 2006 to $1.0299 in 2010.

For 2010, the customs export figures show a increase of 0.9%, principally due to an increase of 20.8% in exports from Tire Manufacturing and 12.3% increase in exports from Paper Mills, offset by a 42.1% decline in exports from Oil and Gas Extraction. The latter reflects both lower price and production levels.

The following table sets forth categories of Selected Trade indicators for the calendar years 2006 through 2010.

SELECTED TRADE INDICATORS

	2006	2007	2008	2009	2010
	(In millions $)
Exports of goods to other countries	6,030	6,700	7,069	5,502	5,841
Export of services to other countries	1,058	1,064	1,082	1,050	1,107

Exports to other countries	7,088	7,764	8,151	6,552	6,948

Exports of goods to other provinces	4,183	4,160	4,350	3,958	4,093
Export of services to other provinces	2,866	3,452	3,789	3,762	4,009

Exports to other provinces	7,049	7,612	8,139	7,720	8,102

Total Exports of goods and services:	$14,137	$15,376	$16,290	$14,272	$15,050

Imports of goods from other countries	8,290	9,070	9,522	8,691	9,302
Import of services from other countries	1,076	1,237	1,233	1,236	1,233

Imports from other countries	9,366	10,307	10,755	9,927	10,535

Imports of goods from other provinces	5,199	5,574	5,601	5,234	5,398
Imports of services from other provinces	5,386	5,960	6,208	6,120	6,528

Imports from other provinces	10,585	11,534	11,809	11,354	11,926

Total Imports of goods and services:	19,951	21,841	22,564	21,281	22,461

Trade Balance	-5,814	-6,465	-6,274	-7,009	-7,411

Source: Statistics Canada

The following tables sets forth Nova Scotia’s top ten international merchandise exports by industry and the top ten imports by product for the calendar years 2007 through 2011, and the compound annual growth rate over the 2007 to 2011 period.

INTERNATIONAL MERCHANDISE EXPORTS BY INDUSTRY

	2007	2008	2009	2010	2011	Compound Annual Rate of Growth
	(in millions)
Tire Manufacturing	$819.4	$857.9	$783.7	$946.7	$1,023.5	5.7%
Paper Mills	512.0	619.1	426.5	455.4	441.8	-3.6%
Seafood Product Preparation and Packaging	503.5	430.5	391.5	409.4	469.9	-1.7%
Fishing	461.6	422.9	429.4	394.2	437.4	-1.3%
Oil and Gas Extraction	1,099.3	1,449.6	672.6	396.1	345.1	-25.1%
Pulp Mills	168.5	163.9	126.6	162.7	161.3	-1.1%
Sawmills and Wood Preservation	158.8	98.0	68.7	108.5	81.8	-15.3%
Frozen Food Manufacturing	111.9	108.2	78.7	90.1	143.2	6.4%
Aerospace Product and Parts Manufacturing	41.2	45.5	36.9	88.8	40.1	-0.7%
Petroleum Refineries	100.5	104.7	59.6	82.2	98.3	-0.6%

Sub-total	3,976.6	4,300.2	3,074.2	3,134.1	3,242.2	-5.0%

Other	1,414.0	1,423.3	1,211.8	1,175.2	1,203.9	-3.9%

Grand total	$5,390.6	$5,723.4	$4,286.0	$4,309.2	$4,446.1	-4.7%

Source: Statistics Canada and Industry Canada.

INTERNATIONAL MERCHANDISE IMPORTS BY PRODUCT

	2007	2008	2009	2010	2011	Compound Annual Rate of Growth
	(in millions)
Motor Vehicles For Passenger Transport	$2,733.5	$3,094.0	$2,688.3	$3,316.4	$2,472.7	-2.5%
Crude Petroleum	1,512.1	1,603.4	1,198.8	1,423.1	1,502.0	-0.2%
Machines and Mechanical Appliances	18.3	22.4	27.5	22.4	733.7	151.6%
Natural Rubber; Balata, Gutta-Percha, Guayule, Chicle and Similar Natural Gums	148.2	168.0	88.3	190.1	332.6	22.4%
Coal & Solid Fuels Manufactured from Coal	145.8	201.4	204.3	186.5	188.3	6.6%
Preparations of non-crude petroleum oils	168.9	168.5	104.6	62.5	166.0	-0.4%
Ferry boats, cruise ships and excursion boats, tankers	—	3.7	187.7	33.2	145.5	n/a
Trucks and Other Vehicles for Transport of Goods	19.8	16.5	10.4	82.1	127.2	59.1%
Uranium and other Radioactive Elements, Isotopes, Residues and Componds	43.2	8.7	15.9	166.5	102.5	24.1%
Fish Fillets and Other Fish Meat — Fresh, Chilled or Frozen	70.4	52.9	75.9	75.7	87.8	5.7%

Sub-Total	4,860.2	5,339.5	4,601.7	5,558.5	5,858.3	4.8%

Other	2,596.3	3,077.3	2,216.3	2,521.8	2,462.5	-1.3%

Grand Total	$7,456.6	$8,416.8	$6,818.0	$8,080.4	$8,320.9	2.8%

Source: Statistics Canada and Industry Canada.

Merchandise imports by commodity are assessed based on their port of clearance, rather than their intended destination in Canada (or beyond). Of note in the table on imports into Nova Scotia by product grouping is the large amount of motor vehicle for passenger transport. Most of these vehicles arrive from Europe, and are then shipped across Canada.

Service Sector

Overview. The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.

The Halifax region accounted for 48.9% of the total employment in Nova Scotia in 2010 producing an unemployment rate of 6.3% for 2010 compared to the 9.3% unemployment rate for the province as a whole, and 8.0% unemployment rate for Canada.

The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2006 through 2010.

SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2006	2007	2008	2009	2010
Finance, Insurance, Real Estate, Renting and Leasing, and Management of Companies	27.2%	27.5%	27.5%	27.6%	27.7%
Wholesale and Retail Trade	15.0	15.3	15.3	15.2	15.5
Public Administration	14.4	14.2	14.1	14.2	14.0
Health Care and Social Assistance	11.3	11.2	11.3	11.4	11.3
Educational Services	7.7	7.7	7.7	7.6	7.6
Transportation and Warehousing(1)	5.2	5.2	5.2	5.1	5.2
Information and Culture Industries	4.7	4.6	4.6	4.5	4.4
Accommodation and Food Services	3.2	3.1	3.1	3.0	3.0
Arts, Entertainment, and Recreation	0.9	0.8	0.8	0.8	0.8
Other(2)	10.4	10.4	10.4	10.5	10.5

Total(3)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation — See “Offshore Exploration and Development”.

(2)	Includes the following industrial categories: Professional, Scientific and Technical Services; Administrative and Support, Waste Management and Remediation; and Other Services.

(3)	Numbers may not add up due to rounding.

Source: Statistics Canada, Catalogue Number 15-203.

Trade. In 2011, retail trade increased 3.4% in Nova Scotia compared to an increase of 3.6% in Canada over 2010. The value of retail sales in 2011 in Nova Scotia was $13,082 million. The compound annual rate of growth in retail sales was 3.0% in Nova Scotia and 2.4% in Canada during the 2007 to 2011 period. Employment in the retail sector stood at 62,600 persons in 2011, a decrease of approximately 1,900 persons compared to 2010.

The value of wholesale trade was $7,898 million in 2011, an increase of 0.7% compared to 2010. The sector had an employment level of 14,800 in 2011, an increase of approximately 3,000 from 2010. In 2010, the wholesale sector had a real GDP rate of change of 6.2%. As noted in the above table, the combined wholesale and retail trade sector accounts for 15.5% of the total value of GDP for the service producing sector.

Transportation and Warehousing. Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

The sector had a real GDP (chained 2002 dollars) in 2010 increased 3.5% over 2009. Over the time period of 2006 to 2010, the sector has experienced an annual compound increase of 2.0%. In 2011, the sector employed about 20,700 persons, an increase of 2,200 from 2010.

Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s third largest container port and the only port on the east coast of North America capable of handling fully laden Post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2011 was 9.5 million metric tonnes. In 2011, containerized cargo tonnage amounted to 3.3 million metric tonnes. Bulk cargo, chiefly consisting of petroleum products and gypsum, totaled 5.8 million metric tonnes. Ro/Ro (roll-on/roll-off) and break-bulk accounted for the rest of the cargo tonnage shipped through the Port of Halifax. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port. The Port of Halifax had visitation by 122 cruise vessels in 2011 with 243,577 passengers.

Tourism. Approximately 2.11 million tourists visited Nova Scotia during 2011, a level unchanged from the number of visitors in 2010. Overall in 2011, the majority of visitors, 88.2%, came from other parts of Canada, 8.4% from the United States, and 3.4% from overseas. About 69% of visitors to Nova Scotia travelled by road with the remaining 31% arriving by air. The number of visitors from other parts of Canada decreased by 0.7% (12,800) in 2011. There was a 12.3% increase in overseas visitors in 2011 compared to 2010. The downward trend of American visitors to Canada continued in 2011, with 2.5% fewer visitors from the United States.

Energy

There is one petroleum refinery operating in Nova Scotia. Crude oil for the refinery is obtained from foreign sources.

The majority of electricity generated in Nova Scotia is from coal and oil-fired facilities. Overall total electricity production in Nova Scotia for 2011 was 10,938 gigawatt hours, a 4.2% decrease in production from 2010. Total utility generation in 2011 was 10,125 gigawatt hours, a 13.2% decrease from 2010. Total hydro generation was 2,169 gigawatt hours, a 10.3% increase from 2010. The Province of Nova Scotia's regulations require that nearly 25 per cent of the Province's electricity supply come from renewable sources (wind, solar, tidal and biomass technology) by 2015.

Offshore Exploration and Development

Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the Sable Offshore Energy Project (“SOEP”), and also the Deep Panuke Project. As of March 1, 2012, there were 1,817,067 hectares of land in the offshore region under active exploration licenses, 76,680 hectares under significant discovery licenses and 39,441 hectares under production licenses. SOEP expenditures in Canada through December 31, 2010 on development and operations have been $3,390.1 million; 69.1% of this amount was spent in Nova Scotia.

SOEP is a natural gas project located on the Scotia Shelf that commenced production on December 31, 1999. SOEP’s natural gas production averaged 274.5 mmcf/d in 2011, and condensate production was 30,480.4 cubic metres per day in 2011. The Sable Offshore Energy Project is divided into two 'tiers' of offshore development. The first tier was completed in December 1999 and involved the development of the Thebaud, North Triumph, and Venture fields, as well as the construction of three offshore platforms, an onshore gas plant and an onshore fractionation plant. Natural gas production commenced on December 31, 1999. Alma, the first Tier II platform was onstream in late 2003 while production from South Venture, the second field began late in 2004.

A compression unit was installed on the SOEP project’s central processing platform in 2006, and was operational in mid-November of that year. SOEP continues to produce natural gas with production at lower levels as the compression platform only boosted production for a short period. In 2011, the production of natural gas from the SOEP continued to decline, with the production level in 2011 down 14.2% over 2010. In addition to the producing gas field, the SOEP project includes a gas plant at Goldboro and a fractionation plant at Point Tupper. The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia.

SOEP NATURAL GAS PRODUCTION

	2007	2008	2009	2010	2011

Total Production (mmcf/d)	426.0	448.6	347.6	320.1	274.5

ExxonMobil Canada Properties Ltd., Shell Canada Ltd., Imperial Oil Reserves, Pengrowth Energy Trust and Mosbacher Operating Ltd. are interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. The royalty income from offshore gas and natural gas liquids for the fiscal year 2010-2011 was $197.0 million.

In October 2007, EnCana announced that its Board of Directors had approved the development of the company's Deep Panuke natural gas project; approximately 175 kilometres off the coast of Nova Scotia. The natural gas will be processed on the production platform and exported to shore by a dedicated 176 kilometer pipeline to the SOEP gas processing facility in Goldboro, and then the natural gas will feed into the Maritime and Northeast Pipeline. EnCana has stated that expected projected development costs are approximately $700 million for the Deep Panuke project. Total spending by EnCana on Deep Panuke by December 31, 2010 was $947.6 million. Production is expected to start in 2012, and is anticipated to continue for a mean production life of 13 years. The Deep Panuke field is expected to deliver between 200 million and 300 million cubic feet of natural gas per day.

In October 2007, the Canada Nova Scotia Offshore Petroleum Board (“CNSOPB”) revised its estimates of Nova Scotia’s offshore reserves to a range of between 12 trillion and 39 trillion cubic feet of natural gas. The total estimate of oil and natural gas liquids potential reserves in the Nova Scotia offshore area is between 1.3 billion and 4.5 billion barrels.

Exploration Rights

Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000), 25% of the deficiency is paid to the Provincial government. The land is forfeited to the Crown if an exploration well is not drilled within this initial period. On January 20, 2012 the Canada Nova Scotia Offshore Petroleum Board awarded four bids on offshore Nova Scotia lands. The successful bidder for four separate parcels resulted in $970 million in work expenditure bids. The work expenditure bid represents the amount of money the bidder intends to spend exploring the land parcels during the initial six-year period of a nine-year exploration license. Successful bidders are required to post a deposit of 25 per cent of the amount of the bid to demonstrate their commitment to conduct the intended work. The original total exploration spending commitment in the 4 active exploration license areas offshore Nova Scotia plus the further four bids awarded in January 2012 is $1,323.7 million as of March 1, 2012.

The total value of forfeitures to the Province of exploration licenses was $43.2 million for the fiscal year 2005-2006, $4.2 million for the fiscal year 2006-2007, $107.1 million for the fiscal year 2007-2008, $2.0 million for the fiscal year 2008-09, $14.8 million in fiscal year 2009-2010, and $433,000 in fiscal year 2010-2011.

GOVERNMENT FINANCE

Overview

Under the Canadian Constitution, the Province is granted certain exclusive powers, including the power to impose direct taxation within the province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.

Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Under the incorporating legislation, municipalities and municipal enterprises long-term capital requirements are subject to the approval of the Minister of Service Nova Scotia and Municipal Relations (“SNSMR”) of the Province and must be made through the Nova Scotia Municipal Finance Corporation except for borrowings from the Federal Government, the Province, another municipality, or their agencies. Municipalities may carry debt with financial institutions until long-term financing is arranged with the MFC. (See “Certain Crown Corporations and Agencies — Nova Scotia Municipal Finance Corporation”).

The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the General Revenue Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the General Revenue Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.

Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.

The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. Since the fiscal year ended March 31, 1999, the Auditor General has audited the consolidated financial statements of the Province.

The Province provided an update on March 20, 2012 to the 2011-2012 Budget revenues and expenses, which is referred to herein as “Forecast 2012”. On April 3, 2012 the Minister of Finance submitted the Budget for the fiscal year 2012-2013, excerpts of which are provided as a separate exhibit to the Annual Report on Form 18-K. The Province periodically updates the Budget based on expected trends in expenses and revenues, and these figures are referred to as “Forecast”.

Specific Accounting Policies

Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Canadian Institute of Chartered Accountants (“CICA”), supplemented where appropriate by other CICA and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity

The government reporting entity is comprised of the General Revenue Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the consolidated financial statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.

A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Gaming Corporation.

A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.

A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2010-2011.

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government.

Expenses

Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates are revised, at least annually.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s financial statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.

Measurement uncertainty exists in the Province’s financial statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, and federal and provincial source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to Sales and Income Taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.

Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s Form 18-K for the fiscal year ended March 31, 2011.

Accounting Changes and Corrections to the 2010 Accounts

Accounting policy changes and corrections were made for fiscal year 2009-2010 resulting in restatements for fiscal year 2008-2009 and 2009-2010 as follows:

Personal Income Tax and Corporate Income Tax Revenues

Errors in recording both Personal Income Tax (PIT) and Corporate Income Tax (CIT) revenues as at March 31, 2010 were determined during the process of updating forecasted PIT and CIT revenues. As a result of the errors, in the financial statements as originally released the Provincial Deficit, Net Debt, and Accumulated Deficits were understated by $26.6 million in 2009-2010. The numbers set forth in this document have been corrected.

Nova Scotia School Boards Association Pension Plan

A review of the financial statements of the Nova Scotia School Boards Association (NSSBA) indicated the NSSBA has a pension plan which provides pension benefits for the non-teaching employees of participating Nova Scotia School Boards and the Association’s employees. As these entities are governmental units and are part of the government reporting entity and the impact of this plan was not included in the financial statements of those entities, the impact of the plan has been included in the Province’s financial statements using pension accounting. This change increased the Provincial surplus by $6.3 million in fiscal year 2008-2009, and increased the 2009-2010 deficit by $3.6 million.

Governmental Units Previously Not Consolidated

Due to materiality, certain smaller governmental units (GUs) were previously accounted for on an equity basis. These units are now being fully consolidated on a line-by-line basis. This change was recorded retroactively, and had no impact on the Provincial Surplus in 2009-10.

There were no significant accounting policy changes made during fiscal years 2007-2008, 2008-2009 or 2010-2011.

The financial information with respect to the Province set forth herein has been derived from several sources, including the consolidated financial statements of the Province. Unless otherwise indicated, amounts shown in this document have been restated as described above.

Unless otherwise indicated, amounts referred to as “forecasted for the year ended March 31, 2012” have been taken from the Forecast Update released on March 20, 2012. The Budget, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the forecast reflect only those of the General Revenue Fund. The Provincial surplus includes results of the General Revenue Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE CONSOLIDATED ENTITY

	2007	2008	Restated 2009(1)	Restated 2010(1)	2011
	(in millions)
Revenues	$7,952.4	$8,908.4	$8,836.2	$8,872.0	$9,539.7
Program Expenses	7,151.9	7,879.9	8,282.3	8,649.6	8,466.4
Debt Servicing Costs	958.7	953.7	887.5	849.7	861.4

Total Expenses	8,110.6	8,833.6	9,169.8	9,499.3	9,327.8

Surplus/(Deficit) from Governmental Units	(158.2)	74.8	(333.6)	(627.2)	211.9
Net Income from Government Business
Enterprises	340.6	344.2	359.6	358.7	357.2

Provincial Surplus / (Deficit)(4)	182.4	418.9	26.0	(268.5)	569.1

Net Funding Requirements
Deficit/(Surplus)	(182.4)	(418.9)	(26.0)	268.5	(569.1)
Non-Cash Items(2)	(239.0)	(395.4)	78.0	(25.0)	332.2

Operating Requirements	(421.4)	(814.3)	52.1	243.5	(236.9)
Loan advances and Investing, net of repayments	26.9	31.6	172.6	397.0	321.6
Acquisition of Tangible Capital Assets	548.2	437.1	503.6	775.0	702.6
Sinking Fund Installments and Serial Retirements	63.3	55.9	63.7	99.7	(88.1)
Net Refinancing Transactions(3)	775.8	709.3	391.2	752.7	987.3

Net Funding Requirement	992.8	419.7	1,183.1	2,267.9	1,686.5

Financing of Net Funding Retirement
Change in Cash and Short-term Investments	(481.2)	263.1	(358.8)	187.4	(402.3)
Debt Issued	1,474.0	156.6	1,541.9	1,881.2	2,265.0

Total	$992.8	$419.7	$1,183.1	$2,068.5	$1,862.7

(1)	Restated to reflect Accounting Changes and corrections to errors to personal income tax and corporate income tax revenues contained in originally released financial statements for during 2009-2010. See “Government Finance — Accounting Changes and Corrections to the 2010 Accounts.

(2)	Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the draw downs from sinking funds and the Public Debt Management Fund.

(3)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

(4)	As of March 20, 2012, the Province is forecasting a deficit of $260.8 million for fiscal year 2011-2012.

Revenue

The following table sets forth the revenue, by source, of the General Revenue Fund, as described in “Government Finance — Specific Accounting Policies” above, for fiscal years 2007 to 2011 inclusive, and the Forecast as of March 20, 2012 for the fiscal year ending March 31, 2012, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” and “Government Finance — Accounting Changes and Corrections to the 2010 Accounts” above.

REVENUE BY SOURCE FOR GENERAL REVENUE FUND(1)(2)

	2007	2008	Restated 2009(3)	Restated 2010(4)	2011	Forecast 2012
	(in millions)
Provincial Sources:
Personal Income Taxes	$1,679.0	$1,778.4	$1,818.4	$1,827.6	$1,957.8	$2,061.8
Corporate Income Taxes	392.6	389.5	352.5	362.9	408.7	369.4
Sales Taxes	1,090.8	1,074.9	1,175.0	1,187.2	1,478.9	1,581.8
Tobacco Taxes	145.1	145.6	147.7	199.1	211.9	211.1
Motive Fuel Taxes	245.6	249.2	243.4	248.1	255.4	251.9
Interest Revenues	81.9	87.9	84.8	51.4	73.5	73.4
Registry of Motor Vehicles	92.0	99.1	112.6	111.8	112.3	115.0
Offshore Royalties	269.1	399.7	451.8	125.6	172.7	118.0
Offshore Licenses Forfeitures	4.2	107.1	2.1	14.8	0.4	—
Other Provincial Sources	277.2	304.0	290.6	309.9	312.1	304.6
TCA Cost Shared Revenue	—	4.5	3.0	12.0	14.4	3.0
Prior Years Adjustment	13.0	85.8	53.9	47.4	212.6	(77.4)
Fees & Other Charges	64.7	56.4	62.0	68.7	70.1	71.6
Ordinary Recoveries	247.3	261.4	274.0	304.8	304.6	282.4
Sinking Fund Earnings	121.6	112.8	116.4	92.2	102.2	105.6

Total Provincial Sources	4,724.0	5,156.2	5,188.0	4,963.6	5,687.6	5,472.2

Federal Sources:
Equalization	1,385.5	1,464.5	1,464.9	1,464.9	1,360.7	1,407.2
Canada Health Transfer	610.5	639.0	668.7	700.1	728.6	759.9
Canada Social Transfer	264.3	280.4	297.1	302.0	309.2	315.9
Crown Share	—	234.4	95.1	79.4	29.7	26.7
Offshore Offset	—	—	—	—	—	—
Offshore Oil & Gas Payments	57.4	68.2	105.9	180.1	227.2	167.8
Other Federal Sources	37.0	40.1	50.4	39.2	67.9	17.2
C48 Infrastructure Funds	2.5	43.1	29.9	9.4	0.5	—
C52 Trust Funds	—	2.7	6.0	39.6	2.9	0.7
Knowledge Infrastructure Program	—	—	—	10.3	32.7	5.3
TCA Cost Shared Revenue	22.5	31.2	36.4	108.8	92.1	47.2
Prior Years’ Adjustments	6.7	12.3	7.6	(5.8)	(1.7)	(0.4)
Ordinary Recoveries	183.1	207.1	184.7	312.2	302.7	299.1

Total Federal Sources	2,569.5	3,023.1	2,946.8	3,240.2	3,152.5	3,046.7

Total Revenue	$7,293.5	$8,179.2	$8,134.8	$8,203.8	$8,840.0	$8,518.9

(1)	Revenue by source is presented for the Province’s General Revenue Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance — Summary of Budget Transactions and Borrowing Requirements”.)

(2)	The net revenues from the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation have been reclassified from Ordinary Revenue to Net Income from Government Business Enterprises. However, net income from GBE’s is not included in this table. The Casino Win Tax continues to be reported in the General Revenue Fund under ordinary revenue, other provincial sources.

(3)	Restated to reflect Accounting Changes during 2009-2010. See “Government Finance — Accounting Changes and Corrections to the 2010 Accounts”.

(4)	Restated to reflect Accounting Changes and corrections to errors to personal income tax and corporate income tax revenues contained in originally released financial statements for during 2009-2010. See “Government Finance — Accounting Changes and Corrections to the 2010 Accounts”.

Provincial Sources

Provincial own-source revenues of the General Revenue Fund for fiscal year 2010-2011 totaled $5,687.6 million (representing 64.2% of the Province’s total revenues) and are forecast to be $5,472.2 million for fiscal year 2011-2012, representing 64.2% of the Province’s revenues. The largest of the Province’s own-source revenues, Personal Income Taxes, totaled $1,957.8 million in fiscal year 2010-2011 and are forecast to increase to $2,061.8 million for 2011-2012. The second largest own-source revenue, Harmonized Sales Tax (“HST”), totaled $1,478.9 million for 2010-2011 and is forecast to increase to $1,581.8 million for fiscal year 2011-2012. Corporate Income Taxes totaled $408.7 million in 2010-2011 and are forecast to decline to $369.4 million in 2011-2012.

The Federal Government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, Large Corporations Tax (capital tax), and the HST.

In fiscal year 1999-2000, the Province moved to a tax on income, or TONI, system for personal income tax. Prior to this change, Provincial personal income tax was calculated as a percentage of Basic Federal Tax. The Provincial tax on income is calculated on federally defined taxable income, and consists of five income tax brackets. The rate for the first bracket, on taxable income up to $29,590, stands at 8.79%. The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets are 14.95% and 16.67% respectively. The fourth bracket for income above $93,000 was added in 2004 with a rate of 17.5% and was revised to taxable income between $93,001 and $150,000 effective for the 2010 taxation year and beyond. A fifth bracket was added in 2010 with a rate of 21% on taxable income above $150,000. The surtax of 10% of provincial tax in excess of $10,000 has been removed. The fifth tax bracket and the removal of the surtax are temporary measures until the Province returns to a balanced budget position.

The general corporate income tax rate is 16% of the corporate taxable income earned in Nova Scotia. A small business rate of 4.5% applies to the first $400,000 of active business income for Canadian Controlled Private Corporations. Effective January 1, 2012 the small business rate was reduced to 4.0%. As of July 1, 2011 the Large Corporations Tax (“LCT”) has been reduced to 0.05%. This tax applies to taxable paid up capital of corporations with capital in excess of $10 million; the tax is phased in for corporations with paid up capital between $5 million and $10 million. The Large Corporations Tax will be phased out on July 1, 2012. The capital tax rate for financial institutions is 4%.

On April 1, 1997, a harmonized sales tax (“HST”) was implemented in Nova Scotia, replacing the Health Services Tax (11%) and incorporating the Federal Goods and Services (“GST”) of 7%, which has subsequently been reduced to 5%. The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province. The provincial component of the HST was increased from 8% to 10% on July 1, 2010 making a combined rate of 15%. The rate increase contributed $225.0 million to 2010-2011 revenues, growing to over $320 million a year based upon a full-year implementation.

The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. The Province provides consumer rebates on the provincial component of the HST for books, new home construction, children’s clothing, children’s footwear, children’s diapers, feminine hygiene products, volunteer fire departments, and heritage properties. Rebates are also available to municipalities, universities, schools, and hospitals.

Offshore petroleum royalties are forecast to be $118.0 million in the 2011-2012 budget, a decrease of $55.6 million from the 2010-2011 fiscal year. A low price environment for natural gas continues to persist. In addition, an accrual has been made for estimated abandonment costs that interest holders in the Sable Offshore Energy Project may deduct from offshore royalties.

Federal Sources

Federal sources are made up of three major transfers, Equalization ($1,360.7 million in 2010-2011), the Canada Health Transfer (“CHT”, $728.6 million in 2010-2011) and the Canada Social Transfer (“CST”, $309.2 million in 2010-2011). Equalization, CHT and CST are forecast to be $1,407.2 million, $759.9 million, and $315.9 million respectively, for the fiscal year 2011-2012.

Equalization is an unconditional Federal Government transfer that is paid out of Federal Government resources. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act, 1982. Until a new framework agreement in 2004-2005, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If the province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements.

The Equalization program has traditionally been renewed every five years, with the exception of the 1992 renewal that was for two years only. The 2004 Renewal was never implemented because a Transitional Approach was agreed upon at a First Ministers’ Meeting in September 2004 to allow the Federal Government an opportunity to develop a new framework for the program. The Transitional Approach included increasing the total entitlement to Equalization receiving provinces by $1,148 million to a total of $10 billion in the 2004-2005-entitlement year. In addition, the total entitlement to the Equalization receiving provinces was established at $10.9 billion for 2005-2006, and was to increase by 3.5% per annum in each subsequent year. Equalization payments were based on 50% of a Province’s three-year average of entitlements and 50% of a Province’s three-year average of fiscal capacity. Equalization payments for 2005-2006 and 2006-2007 were set out in Federal Government legislation.

The Offshore Offset Agreement (Offshore Accord) between the Federal Government and the Province of Nova Scotia was signed in February 2005. Essentially, the agreement was to protect Nova Scotia’s offshore natural resource revenues from clawbacks under the Equalization program by providing an offset payment for the difference between Equalization payments with Nova Scotia’s offshore natural resources included and Equalization payments with these resources excluded. This arrangement had an estimated value of $1.1 billion at production levels expected at the time of the agreement. On June 30, 2005, Nova Scotia received an $830 million advance cash payment from the Federal Government under the Offshore Accord. The Province accounts for the annual value of the offset payment on an accrual basis until the $830 million is fully realized as income. The Province has recognized revenues under the Offshore Accord of $57.1 million in 2005-2006, $57.4 million in 2006-2007, $68.2 million in 2007-2008, $105.9 million in 2008-2009, $180.1 million in 2009-2010, $227.2 million in 2010-2011, and will recognize $167.8 million in 2011-2012.

As a part of Federal Budget 2006, the Federal Government committed to resolving the issue of fiscal imbalance including a principled-based, formula-driven Equalization program. The Federal Budget documents indicated that the resolution to this issue would be guided by three reports including a Federal budget discussion paper on fiscal imbalance, the Council of the Federation Advisory Panel on Fiscal Imbalance and the Report of the Expert Panel on Equalization. The Federal Budget 2007 tabled on March 19, 2007 adopted the approach recommended by the Expert Panel on Equalization to resolve the fiscal imbalance. The new formula compares the fiscal capacity of a province to the average fiscal capacity of all provinces (a so-called “ten province” standard) using five tax bases and is calculated based on a three-year weighted moving average. The new formula was intended to make payments under the Equalization program more predictable. A province that is below the national average fiscal capacity receives an Equalization payment while a province above the national average fiscal capacity does not. In addition, a fiscal capacity “cap” was introduced to ensure that no Equalization-receiving province would have a fiscal capacity greater than the lowest fiscal capacity of the non-Equalization-receiving provinces. In 2009-2010 six provinces received Equalization payments under the Expert Panel formula: Prince Edward Island, Nova Scotia, New Brunswick, Quebec, Ontario and Manitoba. Nova Scotia has the second highest fiscal capacity of the four provinces of Atlantic Canada. Under the Expert Panel approach, Nova Scotia’s entitlement in 2007-2008 was $1,464.5 million, $1,464.9 million in 2008-2009, $1,464.9 million in 2009-2010, $1,360.7 million in 2010-2011, and $1,407.2 million in the 2011-2012 Forecast Update on March 20, 2012.

Under the implementation of the Expert Panel on Equalization, Nova Scotia and Newfoundland & Labrador were also provided with an option to use the 2004 Renewal formula, which included the benefits of the Offshore Accord Agreements. The two provinces were permitted to elect to opt into the Expert Panel approach in any fiscal year. However, once the Expert Panel approach was selected, the 2004 Renewal formula would no longer be an option. Following several months of discussions, on October 10, 2007, the Province and the Federal

Government agreed upon a “clarification” of the understanding that Nova Scotia is to be the principal beneficiary of its offshore natural resources. The clarification enables the Province to opt into the Expert Panel approach commencing in 2008-2009 and provides a “Cumulative Best-of Guarantee” to ensure that the Province will in the future be treated as favorably as under the formula in place when the Offshore Accord was signed in 2005 (now referred to as the Interim Approach) over the life of the Offshore Accord. If the cumulative total of Equalization payments and Offshore Offset payments under the Expert Panel approach is less than the cumulative total of Equalization payments and Offshore Offset payments calculated under the Interim Approach formula, the Federal Government will make a payment representing the difference to the Province.

As part of the October 10, 2007 clarification, the Province and the Federal Government agreed to allow a joint independent panel to determine the value of the Crown Share Adjustment Payments due to the Province. This payment arose under Canada’s National Energy Program (“NEP”), enacted by the Government of Canada in 1980. That energy policy reserved to Canada a 25 per cent share interest with respect to oil and gas resource projects, referred to as the “Federal Crown Share”. In 1982, the Province agreed to set aside ownership claims regarding offshore resources in exchange for financial compensation. Nova Scotia, having entered into the 1982 “Canada-Nova Scotia Offshore Agreement” with Canada, would receive financial compensation in a 6.25 per cent and 12.5 per cent share of Canada’s interest in oil and gas field projects, respectively. This was referred to as Nova Scotia’s “Crown Share”. With the dismantling of the NEP in 1985 and subsequent repeal of Nova Scotia’s “Crown Share” interests, the “Canada — Nova Scotia Offshore Petroleum Resources Accord”, signed by Nova Scotia and the Federal Government in 1986, introduced the Crown Share Adjustment Payments (“CSAP”). This was to ensure that, “Nova Scotia receive financial benefits equivalent to those it would have achieved had it exercised its Crown Share options”. With respect to CSAP, Part VIII of the 1988 Federal Government legislation implementing the 1986 Accord provided that Canada would pay to Nova Scotia an amount equal to at least 75 per cent of the “deemed profit” in respect of a project.

On July 13, 2008, the Federal Government accepted the recommendation of the independent panel. The Federal Government paid the Province of Nova Scotia $234.4 million for past payments up to March 31, 2008, $95.1 million in 2008-2009, $79.4 million in 2009-2010, $29.7 million in 2010-2011, and forecast to be $26.7 million in 2011-2012. The Province has forecast revenues of $26.7 million in 2011-2012. There will be future payments under the Crown Share Adjustment Payment for SOEP, Deep Panuke and any other offshore development. The independent panel estimated the value of payments for SOEP and Deep Panuke to be approximately $870 million. These payments will not reduce Nova Scotia’s Equalization payments, including the application of the fiscal capacity cap, in any particular year, now or in the future.

The Federal Government in November 2008 announced that the annual expenditure growth in the Equalization program would be limited to the change in the three-year moving average of Canada’s nominal gross domestic product. Furthermore, the fiscal capacity cap will be set at the average post-Equalization fiscal capacity of the Equalization-receiving provinces when the population of Equalization-receiving provinces exceeds 50 per cent of the national population. If the population of Equalization-receiving provinces is less than 50 per cent of the national population the fiscal capacity cap reverts to the lowest fiscal capacity of the non-Equalization-receiving provinces. Transitional payments were provided in 2009-2010 to ensure that a province that receives Equalization in that year does not see a decline in its payments. As a result, the Equalization payment to Nova Scotia in 2009-2010 was established at $1,464.9 million.

In December 2009 the Federal Government announced that provinces would receive transitional protection from any year-over year decline in transfer payments (Equalization, Canada Health Transfer (CHT), and Canada Social Transfer (CST)) in 2010-2011. A total of $525 million was provided to the provinces in the form of a one-time transitional protection. Nova Scotia received $250.4 million in 2010-2011 as part of the protection package resulting from a $280.4 million decline in Equalization, combined with increases of $24.4 million in CHT and $5.6 million in CST. The payment was included as an Equalization payment for 2010-2011. The Federal Government committed to maintaining the Total Transfer Protection in 2011-2012 and as result the Province will receive a payment of $157.6 million, included in the Equalization estimate.

The Province has included $82.7 million in the 2011-2012 Equalization forecast related to a payment under the Cumulative Best-of Guarantee. This is the first year that the cumulative value of the Interim Approach is expected to exceed the cumulative value of the Expert Panel.

The Canada Health Transfer (“CHT”) and the Canada Social Transfer (“CST”) are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs.

On September 16, 2004, the Provincial and Territorial governments reached an agreement with the Federal Government for additional Federal assistance with respect to provincial and territorial health care programs. Under this agreement, the Federal Government will provide an additional $41.3 billion by 2013-2014. The national cash pool for CHT was set at $19.0 billion for fiscal year 2005-2006 with an annual escalator mechanism of 6.0% from 2006-2007 through to 2013-2014. In the 2007 Federal Budget, the Federal Government announced an intention to move to a straight per capita funding mechanism when CHT legislation expires in 2013-2014. Currently, the allocation of funding across provinces is based partially on a per capita calculation and partially on a complex tax points’ formula.

The 2007 Federal Budget provided an increase in funding to the CST program of $1.0 billion in 2007-2008 and legislated annual 3.0% increases in funding starting in 2009-2010. The amount of Federal assistance under the CST is not determined in relation to actual program cost; starting in fiscal year 2007-2008 it was allocated on an equal per capita cash basis.

The Province of Nova Scotia has also benefitted from trusts established by the Federal Government to transfer a portion of annual Federal Budget surpluses to provinces for specific purposes. In 2006, the Federal Government announced that it would set up five trust funds to address immediate provincial pressures in the areas of post-secondary education, infrastructure, public transit, affordable housing, northern housing, and off-reserve Aboriginal housing. A total of $3.3 billion was transferred to the provinces and territories. Nova Scotia received $85.4 million, recording $2.5 million of this revenue in 2006-2007, $43.1 million in 2007-2008, $29.9 million in 2008-2009, $9.4 million in 2009-2010, and $0.5 million in revenue in 2010-2011.

In the 2007 Federal Budget three additional trusts were established for HPV Immunization ($300 million), Patient Wait Times Guarantee ($612 million), and an ecoTrust for Clean Air and Climate Change ($1.5 billion). Nova Scotia will receive $75.1 million from these trusts in total and has forecast $0.7 million in revenue in 2011-2012 from these trusts to conclude the draw-down of these revenues.

The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own-sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

The Federal Government periodically refines and adjusts prior years’ estimates of Equalization, CHT, CST, HST and income tax payments. Prior years’ adjustments from both Federal and Provincial sources in 2006-200 were a positive $19.7 million; a positive $98.1 million in 2007-2008; a positive $61.5 million in 2008-2009; a positive $48.3 million in 2009-2010; a positive $210.8 million in 2010-2011; and a negative $77.8 million in the forecast revenues for 2011-2012.

Program Expenditures / Expenses

Under the prior Finance Act, the Province was required to table balanced budgets and provide funding for debt reduction. In the fiscal year ended March 31, 2010, in light of the on-going economic and financial challenges being experienced by many developed countries, including the Province of Nova Scotia, the Government amended the Finance Act by eliminating the requirement for a balanced budget. The prior legislation stated that if a deficit was incurred the Minister of Finance would file a report with the House of Assembly. Any deficit that was incurred in one fiscal year had to be recovered as a surplus by the end of the following fiscal year; other than that caused by a natural or other unanticipated disaster, a sale or restructuring of a government-controlled entity, or debt servicing costs in excess of the budgeted amount.

The following table sets forth the expenses by department, interest on public debt, restructuring costs, and pension valuation adjustment of the General Revenue Fund for the fiscal years 2007, 2008, 2009, 2010 and 2011 and the Forecast as of March 20, 2012 for the fiscal year ending March 31, 2012.

EXPENSES BY DEPARTMENT FOR GENERAL REVENUE FUND(1)

	Fiscal Year Ending March 31
	2007	2008	Restated 2009(2)	Restated 2010(2)	2011	2012(3)
	(in millions)
Department Expenses
Agriculture	$54.7	$76.1	$66.0	$71.0	$64.3	$63.9
Communities, Culture and Heritage	—	—	—	—	—	54.7
Community Services	818.0	870.3	890.6	944.9	958.4	976.8
Economic Development	71.7	99.7	91.0	73.4	80.2	—
Economic Development & Tourism	—	—	—	—	—	117.5
Education	1,187.0	1,230.0	1,261.9	1,279.3	1,312.5	1,130.0
Assistance to Universities	268.7	422.6	485.5	450.4	93.5	388.1
Energy	17.0	44.3	35.9	24.7	30.1	30.1
Environment	—	—	27.9	42.6	47.4	27.0
Environment & Labor	40.9	72.0	—	—	—	—
Finance	20.1	28.0	27.1	27.1	31.1	34.4
Fisheries & Aquaculture	6.2	6.9	7.3	8.7	12.8	8.4
Health	2,898.4	3,013.9	3,165.8	3,371.6	3,591.3	3,758.8
Health Protection & Promotion	50.3	68.2	87.7	85.0	104.7	—
Justice	215.5	235.0	262.1	277.8	278.9	298.1
Labor & Advanced Education	—	—	67.4	146.3	169.5	341.5
Natural Resources	69.1	87.5	86.8	92.4	93.8	99.9
Public Service	117.1	132.8	157.6	184.0	165.9	169.8
Seniors	—	—	1.7	1.9	1.7	1.9
Service NS & Municipal Relations	194.7	237.0	244.4	278.7	292.6	260.8
Tourism & Culture	54.7	57.4	61.4	62.9	60.7	—
Transportation & Infrastructure Renewal	297.4	366.3	381.3	378.3	405.1	412.4
Restructuring Costs	116.0	56.7	154.9	159.6	78.7	98.5
Gain on disposal of assets	(2.0)	(4.2)	(1.1)	—	0.4	—

Total Department Expenses	6,495.4	7,100.6	7,563.1	7,960.5	7,873.7	8,272.6

Tax Credits and Rebates	—	—	—	—	48.9	70.0
Pension Valuation Adjustment	83.1	107.5	85.1	86.4	(25.7)	43.0
Debt Servicing Costs	929.8	924.9	866.6	849.7	861.4	838.1

Total Expenses	$7,508.4	$8,133.0	$8,514.8	$8,896.6	$8,758.3	9,223.7

(1)	Expenses by department are presented for the General Revenue Fund. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance — Summary of Budget Transactions and Borrowing Requirements.”

(2)	Restated to reflect changes in accounting policies during fiscal year 2009-2010. See “Government Finance — Accounting Changes and Corrections to the 2010 Accounts.”

(3)	Budget Expenses for the fiscal year 2011-2012 are from the Forecast Update released on March 20, 2012.

Departmental expenses, consisting of program expenses and the amortization of tangible capital assets, were $7,873.7 million for fiscal year 2010-2011 and are forecast to be $8,272.6 million for fiscal year 2011-2012.

Health, Education, and Community Services

Health (including Health Protection & Promotion) and education (including Assistance to Universities) are the two largest areas of expense from the General Revenue Fund. These amounts totaled $3,696.0 million and $1,406.0 million, respectively, for the fiscal year ended March 31, 2011, and are forecast to be $3,758.8 million and $1,518.1 million, respectively, for the fiscal year 2011-2012. The major change in education spending relates to the funding of the university sector. Over the past number of years, the Province had been pre-funding the university sector. In 2010-2011, the university sector received only $93.5 million as the Province had pre-funded much of this expenditure in 2009-2010. The Province has discontinued its practice of pre-funding the university sector. In 2011-2012, the Province’s funding to the university sector will rise significantly to $388.1 million as there will not be any retained funding from previous years.

In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over and Nova Scotians with no other health coverage. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants.

Community Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Community Services expenses from the General Revenue Fund totaled $958.4 million for the fiscal year ending March 31, 2011, and are forecast to be $976.8 million for the fiscal year 2011-2012. Most of the increase in expenses is due to caseload increases and complexity in the following programs: Income Assistance and Maintenance of Children and Services for Persons with Disabilities.

Resource and Industrial Development

The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry (the Departments of Agriculture, Economic Development, Fisheries & Aquaculture, and Natural Resources). Expenses from the General Revenue Fund in these areas totaled $311.8 million for the fiscal year ending March 31, 2011, and are forecast to be $289.7 million in fiscal year 2011-2012. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.

Public Service

The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. Public Service expenses from the General Revenue Fund are estimated to increase from $165.9 million in the fiscal year ending March 31, 2011 to $169.8 million in fiscal year 2011-2012. The 2011-2012 expenses for Public Service are forecast to increase primarily due to the continuation of the Change and Innovation Fund and Strategic Investment Fund that were under budget in 2010-2011. The Change and Innovation Fund purpose is to incentivize change and encourage departments to consider efficiencies and innovative ways of achieving their business and service objectives. The Strategic Investment Fund is a financial incentive that may be used when Nova Scotia Business Inc. determines an applicant’s project generates an economic benefit to the Province.

Justice

The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the General Revenue Fund for Justice were $278.9 million in the fiscal year ending March 31, 2011 and are forecast to be $298.1 million in fiscal year 2011-2012.

Transportation and Infrastructure Renewal

The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people with the associated dispersal of knowledge. Transportation and Infrastructure Renewal expenses from the General Revenue Fund are estimated to increase from $405.1 million in the fiscal year ending March 31, 2011 to $412.4 million in fiscal year 2011-2012. The main reason for increased expenses is due to higher amortization expenses on capital assets as a result of the higher than usual capital expenditures in 2009-2010 and 2010-2011, and other increases including a $15.2 million contribution to the Sydney Harbor Dredging project and $9 million for energy efficiency retrofits of provincial government buildings.

Service Nova Scotia & Municipal Relations

The Province supports municipalities through provision of advice and assistance, and administration of a variety of grant programs. Expenses for the year ending March 31, 2011 were $292.6 million and are forecast to decrease to $260.8 million in fiscal year 2011-2012 primarily due to the wind-down of the Federal government’s infrastructure stimulus spending.

Loans and Investments

Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.

The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance — Specific Accounting Policies” above.

LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2011
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Nova Scotia Farm Loan Board	$174.6	$18.3	$156.3
Student Loans, direct lending	172.6	61.2	111.4
Fisheries Development Fund	104.4	0.4	104.0
Industrial Development Fund	218.5	66.5	152.0
Halifax Dartmouth Bridge Commission	2.0	0.0	2.0
Nova Scotia Business Incorporated	125.8	36.0	89.8
Nova Scotia Housing Development Fund	497.3	21.0	476.3
Market Development Initiative Fund	5.6	0.0	5.6
Nova Scotia Municipal Finance Corporation	748.0	0.0	748.0
Nova Scotia Strategic Opportunities Fund Inc.	66.3	0.0	66.3
Venture Corporations Act	0.8	0.8	0.0
Waterfront Development Corporation	1.1	0.0	1.1
Miscellaneous	3.0	0.1	2.8

	$2,119.9	$204.2	$1,915.7

Investments of the General Revenue Fund
Agrapoint International	$0.7	$0.0	$0.7
Art Gallery of Nova Scotia	2.1	0.0	2.1
Gambling Awareness Foundation	3.4	0.0	3.4
Industrial Development Fund	31.7	4.3	27.4
Nova Scotia Business Incorporated	39.4	10.8	28.6
Nova Scotia Housing Development Fund	2.3	0.2	2.2
Nova Scotia Innovation Corporation	13.0	0.0	13.0
Nova Scotia School Insurance Exchange	8.5	0.0	8.5
Miscellaneous	0.9	0.0	0.9

	$102.0	$15.2	$86.8

Total Loan and Investments	$2,221.9	$219.5	$2,002.4

Agriculture and Rural Credit Act

The Nova Scotia Farm Loan Board (“Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships, and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities, and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk and policy factors, with a minimum rate of interest equal to the all-in Province of Nova Scotia cost of borrowing plus 50 basis points.

Fisheries and Coastal Resources Act

The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.

Industrial Development Act

The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information.

Nova Scotia Housing Act

The Housing Act enables the Nova Scotia Department of Community Services to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. The Nova Scotia Housing Development Corporation and the Department of Community Services administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables the Nova Scotia Housing Development Corporation to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land. There are no current initiatives to develop new land or construct new lease-purchase housing or public housing, but the Nova Scotia Housing Development Corporation continues to administer existing housing and land.

Municipal Loan and Building Fund Act

The Province, through the Nova Scotia Municipal Finance Corporation (“MFC”), provides loans to municipalities for approved capital purposes, which can be roads, sidewalks, public works fleets, recreation facilities, water and sewer systems, and municipal buildings. Loans are secured by municipal debentures. The MFC obtains its funding through the sale of debentures to the Province and to the Federal Government. The debentures issued by the MFC to the Province are guaranteed by the Province.

Finance Act — Student Loans

The Finance Act provides the authority for the Minister of Finance, subject to the regulations, to make loans to students enrolled in educational programs designated in the manner provided for in the regulations. These student loans are for post secondary education, and were previously provided by a Canadian Chartered Bank and guaranteed by the Province.

Nova Scotia Business Incorporated Act

The Nova Scotia Business Incorporated Act created Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. At present, the Province funds NSBI’s activities. The first Board of Directors of NSBI was appointed by the Province in 2000. The Board of NSBI is electing subsequent directors. At present, the Board of Directors consists of both those originally appointed by the Province and new members elected by the Board of NSBI. The latter are subject to the approval of the Province as sole shareholder.

Venture Corporations Act

The Province has provided a source of equity capital to registered venture corporations to encourage the development of small business in Nova Scotia. Venture corporations in turn provide assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.

Revenue Act

The Province may provide unsecured loans to establish, maintain, expend, construct, or equip hospitals or health care facilities in Nova Scotia.

Finance Act

The Governor-in-Council may authorize the Minister of Finance to lend money to a Government Business Enterprise or a Governmental Unit.

PROVINCIAL DEBT

Funded Debt

The following table sets forth the funded debt of the Province for the General Revenue Fund as described in “Government Finance — Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2007 through to March 31, 2011, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.

FUNDED DEBT FOR THE GENERAL REVENUE FUND(4)

	2007	2008	2009	2010	2011
	(millions $)
Provincial Funded Debenture Debt:
Payable in Canadian Dollars
Canadian Pension Plan Fund(1)	$1,079.4	$1,079.4	$1,079.4	$1,079.4	$1,079.4
Other	9,022.4	9,574.0	10,753.2	11,930.3	13,231.5
Payable in U.S. Dollars(2)	1,215.2	—	—	—	—

	11,317.0	10,653.4	11,832.6	13,009.6	14,310.9

Other Long-term Indebtedness(3)	411.8	379.3	349.2	323.9	302.8

Total Provincial Funded Debt	$11,728.8	$11,032.7	$12,181.8	$13,333.5	$14,613.7

Less: Sinking Funds and Public Debt Management Funds(2)(5)	1,906.8	2,011.9	2,211.7	2,204.2	2,394.6

Net Funded Debt(6)	$9,822.0	$9,020.9	$9,970.1	$11,129.3	12,219.1

Per Capita ($)(7)	$10,471.2	$9,639.7	$10,638.1	$11,835.9	$12,933.0
As a Percentage of:
Personal Income(7)	35.5%	31.1%	33.1%	36.1%	38.1%
Gross Domestic Product at Market Prices(7)	31.0%	27.3%	28.9%	32.0%	33.6%

(1)	Debentures held by the Canada Pension Plan Fund are payable 20 to 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.

(2)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 2007 through 2011, respectively, and reflect currency-swap contracts.

(3)	Other long-term indebtedness includes capital leases, for the General Revenue Fund, in the amounts of $396.0 million, $375.2 million, $347.2 million, $322.2 million and $298.2 million, for the fiscal years ended, 2007, 2008, 2009, 2010 and 2011 respectively.

(4)	As of March 26, 2012, there were four debt retirements totaling $1,579.4 million in 2011-2012, and $1,988.9 million in additional borrowings.

(5)	At March 31, 2011, the Public Debt Management Fund held $150.6 million that is available to repay or retire debentures of the Province at the discretion of the Governor-in-Council.

(6)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.

(7)	Population at July 1 for the previous calendar year. Personal Income and Gross Domestic Product at Market Prices for the previous calendar year.

In addition to the debt of the General Revenue Fund, there is funded debt with other entities that comprise part of the Consolidated Entity. The major entities not included in the General Revenue Fund are Nova Scotia Power Finance Inc. and the Housing Development Corporation, and self-supporting entities such as the Halifax Dartmouth Bridge Commission, Highway 104, Nova Scotia Liquor Commission, and the Nova Scotia Gaming Corporation. As at March 31, 2011, total funded debt of the Consolidated Entity was $15,833.4 million.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian. Interest rate contracts are used to vary the amounts and period for which interest rates on financial instruments are fixed or floating. The Province uses interest rate swap contracts to convert certain interest payments from fixed to floating.

The Department of Finance credit policy states that it executes derivative transactions only with well-rated counterparties. The minimum credit rating for counterparties to derivative transactions is “A”.

As at March 31, 2011, the Province has executed 40 interest rate swap contracts to convert certain interest payments from a fixed to floating, from floating to fixed, or fixed to fixed basis. These swaps have terms remaining of 60 days to 14.5 years, a notional principal value of $1.6 billion and a mark to market value of ($6.2) million. (Mark to Market is an indication of the swap’s market value at a certain date. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2011.)

The Province has also executed numerous foreign currency swap contracts to convert foreign currency denominated debt into Canadian dollar denominated debt. The mark-to-market of these swap contracts as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal	Mark to Market
		(thousands)		(thousands $)	(millions $)
SWAPS:
October 28, 2011	UK	23,250	CDN$	$56,283	($22.9)
April 16, 2019	UK	60,000	CDN$	114,387	(33.9)
February 27, 2012	US$	500,000	CDN$	795,000	(288.8)
July 27, 2013	US$	300,000	CDN$	299,850	(1.7)
July 21, 2015	US$	750,000	CDN$	771,750	(49.3)
March 15, 2016	US$	150,000	CDN$	205,725	(49.0)
January 26, 2017	US$	500,000	CDN$	586,500	(29.7)
February 1, 2019	US$	200,000	CDN$	198,000	1.5
July 1, 2019	US$	200,000	CDN$	199,900	(0.7)
November 15, 2019	US$	244,000	CDN$	246,318	(3.6)
March 1, 2020	US$	300,000	CDN$	409,200	(124.7)
May 1, 2021	US$	300,000	CDN$	312,002	(15.7)
April 1, 2022	US$	300,000	CDN$	379,517	(85.0)
July 30, 2022	US$	300,000	CDN$	329,310	(30.0)

Total				$4,903,742	($676.9)

Debt Maturities and Sinking Funds

The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2011, from the General Revenue Fund as described in “Government Finance — Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above. At March 31, 2011, all debt denominated in currencies other than Canadian dollars had been swapped to Canadian dollars.

SCHEDULE OF DEBT MATURITIES AND RELATED SINKING FUND BALANCES(1)

FOR THE GENERAL REVENUE FUND

Period Ending March 31	Total Debt in Canadian Dollars(2)	Sinking Funds(3)
	(in millions)
Public Debt Management Fund		$150.6
Sinking Fund General		637.9
2012	1,609.6	—
2013	988.9	—
2014	1,003.4	252.0
2015	579.9	—
2016	1,007.6	160.5
2017	918.8	—
2018	84.7	—
2013-2018	6,192.9	412.5
2019-2023	4,252.2	1,193.6
2024-2028	736.3	—
2029-2033	300.0	—
2034-2038	1,982.9	—
2039-2043	1,160.3	—

	$14,624.6	$2,394.6

(1)	This includes debt of public schools, courthouses, and certain capital lease obligations.

(2)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2011.

(3)	In addition to these Sinking Funds, there are funds available for debt retirement in the Public Debt Management Fund that is comprised of $150.6 million in assets at March 31, 2011. During the fiscal year 2010-2011, a $88.2 million contribution was made to Sinking Funds, and total earnings to both the Sinking Fund and Public Debt Management Fund were $102.2 million and there were no withdrawals from the discretionary sinking fund in 2010-2011.

Until March 31, 2003, the Province provided sinking fund installments for all of its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Notes (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP and MTN issues, have been moved to the “Sinking Fund General”, and are available at the discretion of the Minister of Finance to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. On those issues, annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.

Sinking fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The unamortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2011, the unamortized premium was $48.8 million.

Annual cash contributions into the sinking fund and Public Debt Management Fund are invested in approved securities. Assets consist primarily of debentures of the provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2011, ranged from 2.75% to 10.0%, for Canadian funds, and from 7.25% to 9.50%, for U.S. funds. Earnings on investments are retained and reinvested in each of the sinking funds and Public Debt Management Fund. Sinking funds for debentures payable in U.S. currency are invested in U.S. dollar denominated investments. For those U.S. dollar issues that have been swapped to Canadian dollars, sinking funds are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at the rate associated with the swap contact.

As at March 31, 2011, the General Revenue Fund held financial assets in the sinking funds and Public Debt Management Fund totaling $2,394.6 million. Total market value of both funds was $2,454.1 million at March 31, 2011.

At March 31, 2011, the Province held $323.8 million Canadian and US $554.5 million in par value of its own debentures (carrying value of $994.9 million) in sinking funds and Public Debt Management Fund as active investments. Of the $2,394.6 million the Province holds in financial assets for debt retirement, $150.6 million is held in the Public Debt Management Fund, $622.2 million in the Sinking Fund General, $1,606.1 million in restricted sinking funds, and $15.7 million in unallocated sinking funds.

The following table sets forth the sinking funds, by currency, of funded debt of the Province for the General Revenue Fund (as described in “Government Finance — Specific Accounting Policies” above) at March 31, 2011, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance — Specific Accounting Policies” above.

PROVINCIAL RESTRICTED SINKING FUNDS FOR THE GENERAL REVENUE FUND

As at March 31, 2011
(in millions)
For Issues Payable in:
Canadian Dollars	$88.5
United States Dollars(1)	1,517.6

$1,606.1

(1)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2011.

Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2011, the Province estimates debt refinancing requirements for the Consolidated Entity to be $1,660.7 million for the fiscal year 2011-2012, $1,035.6 million for the fiscal year 2012-2013, $1,044.9 million for the fiscal year 2013-2014, $620.8 million for the fiscal year 2014-2015, and $1,052.2 million for the fiscal year 2015-2016.

Current Liabilities

The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance — Specific Accounting Policies” above) for the fiscal years 2007, 2008, 2009, 2010 and 2011, adopting the accounting policies as described in “Government Finance — Specific Accounting Policies” above.

SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	2007	2008	2009	2010	2011
	(Millions $)
Bank Advances and Short-term Borrowings	$790.9	$1,090.9	$613.9	$442.6	$536.9
Accounts Payable & Accrued Liabilities	1,315.4	1,531.8	1,498.8	1,603.8	1,720.8
Accrued Interest	200.6	188.6	205.9	198.2	208.5

	$2,308.5	$2,831.3	$2,318.6	$2,244.5	$2,466.1

Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and short-term advances) for the Consolidated Entity at March 31, 2011 totaled $2,106.4 million.

Guaranteed Debt

The following table sets forth the guaranteed debt of the Consolidated Entity for the fiscal years 2007, 2008, 2009, 2010 and 2011. All guaranteed debt is denominated in Canadian dollars.

GUARANTEED DEBT FOR CONSOLIDATED ENTITY(2)

	Fiscal years Ended March 31
	2007	2008	2009	2010	2011
	(Millions $)
Total Guaranteed Debt(4)	409.6	380.7	201.5	194.1	171.9

Deduct:
Provision for Guarantee Payout	69.9	76.7	33.9	28.9	21.5

Net Guarantees not Reflected in Statements	$339.7	$304.0	$167.6	$165.2	$150.4

(2)	Does not include MFC debt that is guaranteed by the Province that is also owned by the Province, which is eliminated upon consolidation.

(3)	Restated to correct the official amount guaranteed.

(4)	All guaranteed debt is payable in Canadian dollars.

The table for guaranteed debt for the Consolidated Entity does not include the $991.5 million of gross debt, as at March 31, 2011, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased.

Pension Funds

The Province evaluates its pension funds using two methods. The first method, as prescribed by the CICA, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 7 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.

Public Service Superannuation Fund

The Minister of Finance is the trustee of the Public Service Superannuation Fund (the “Superannuation Fund”). Employees of the Province and certain of its entities are entitled to receive pension benefits pursuant to the provisions of a plan established under the Public Service Superannuation Act. Employees’ and matching employer contributions are paid into the Superannuation Fund, while pensions, refunds, and transfer values are paid from it.

The Superannuation Fund, which is not part of the General Revenue Fund, is invested in Federal, provincial, municipal, and corporate securities, and real estate.

Grant Thorton audits the financial statements of the Superannuation Fund. The following table sets forth the audited Statement of Continuity of the Superannuation Fund.

STATEMENT OF CONTINUITY OF THE PUBLIC SERVICE SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2007	2008	2009	2010	2011
	(in millions)
Opening Balance	$3,541.8	$3,817.0	$3,583.4	$2,897.6	$3,444.3

Add:
Employee Contributions	56.3	68.4	71.6	86.5	86.4
Employer Contributions	55.1	64.2	70.1	80.6	620.4
Income Earned and change in Market
Value of Investments	370.7	(143.6)	(597.9)	623.7	396.9
Transfers from other pension plans	2.4	5.5	5.0	7.0	12.3

	484.4	(5.5)	(451.3)	797.8	1,116.0

	4,026.1	3,811.6	3,132.1	3,695.4	4,560.3

Deduct:
Pensions Paid	183.9	194.5	205.8	219.0	229.8
Refunds & Transfers Out	15.9	23.9	17.8	20.0	14.2
Operating Expenses	9.3	9.8	10.9	12.0	15.3

	209.1	228.2	234.5	251.1	259.3

Closing Balance	$3,817.0	$3,583.4	$2,897.6	$3,444.3	$4,301.0

In fiscal 2011, changes were made to the Public Service Superannuation Act to address the Plan’s unfunded liability. From January 1, 2011 to January 1, 2015, indexing of pensions in pay will be at a rate of 1.25% annually. Starting January 1, 2016, the annual rate of indexing will be set by the Trustee for five-year periods, based on the funding level of the Plan and the advice of the Plan’s actuary. Future indexing of pensions in the deferral period was eliminated. In addition, for members first hired by a participating employer on or after April 6, 2010, the “Rule of 80” with a minimum age of 50 was changed to the “Rule of 85” with a minimum age of 55, and the benefit payable to their surviving spouses was changed from 66.67% of the member’s pension benefit to 60%. The Province also committed to a transfer of $536 million to the Plan, and this transfer occurred on December 15, 2010.

The latest actuarial valuation, for funding purposes, of the Superannuation Fund was performed by Mercer (Canada) as at December 31, 2010. The actuarial valuation projects liabilities for each member on the basis of service earned to date and projected average salaries for the five highest years at the date of retirement (the “projected unit credit actuarial cost method”). The major economic assumption used in the valuation was a discount rate (total rate of return on assets) of 6.80%. Inflation was assumed to be 2.5%, while salary increases were assumed to average 1.5% plus merit/seniority in 2011, thereafter 2.5% per annum plus merit ranging from 0.0% to 2.5%. The assumed retirement age was based on a 35% probability that a member would retire at upon attainment of age 54 (age 55 for a member first hired on or after April 6, 2010) and 80 points (age plus service); otherwise the member was assumed to retire at the earlier of age 60 and 35 years of service (or in one year’s time if the member had already attained either age 60 or 35 years of service). The actuarial valuation indicated that at December 31, 2010, the Superannuation Fund had actuarial liabilities with a present value of $4,200.7 million, assets with a present value of $4,211.3 million, a surplus of $10.6 million and a funded ratio of 100.3%. Starting with the 2010 actuarial valuation for funding purposes, smoothing of assets was adopted. Under asset smoothing, gains and losses on investments, relative to assumptions, are recognized over a period of five years rather than immediately. The result is a reduction in the volatility of the funding level of the Plan as stated in the actuarial valuation report. On a smoothed value basis, the Plan’s funded ratio at December 31, 2010 was 104.1%.

The Superannuation Fund’s actuaries have provided an estimated present value for the Superannuation Fund’s actuarial liabilities as at March 31, 2011 of $4,240.7 million. Assets had an actuarial value of $4,388.1 million, resulting in a surplus of $147,449 and a funded ratio of 101.4%.

Provincial legislation and regulations provide that certain payments to pensioners are charged to the General Revenue Fund rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $17.1 million and $15.1 million, respectively, for the fiscal year ended March 31, 2011.

The Public Service Superannuation Act provides that the Province must make payment out of its General Revenue Fund if the Superannuation Fund is insufficient to provide for pension payments as they become due.

Teachers’ Pension Fund

Until April 1, 2006, the Minister of Finance was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance as trustee.

Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, and real estate.

The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was Grant Thornton. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2010.

STATEMENT OF CONTINUITY OF THE TEACHERS' PENSION FUND

	Fiscal Year Ended December 31
	2006	2007	2008	2009	2010
	(in millions)
Opening Balance	$4,384.4	$4,758.4	$4,610.0	$3,668.2	$4,015.5

Add:
Employee Contributions	61.3	62.1	62.8	67.1	67.6
Employer Contributions	59.2	60.3	61.3	69.8	67.6
Income Earned and change in Market
Value of Investments	553.4	43.2	(739.4)	552.2	428.0
Transfers from other pension plans	2.0	4.7	3.0	1.5	2.2

	675.9	170.3	(612.4)	690.7	565.4

	5,060.3	4,928.8	3,997.6	4,358.9	4,580.9

Deduct:
Pensions Paid	286.4	305.4	315.0	327.3	338.5
Refunds & Transfers Out	5.0	2.1	2.5	2.7	2.5
Operating Expenses	10.5	11.3	12.0	13.4	16.3

	301.9	318.8	329.5	343.5	357.3

Closing Balance	$4,758.4	$4,610.0	$3,668.2	$4,015.5	$4,223.6

The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Eckler Limited (2009 — Mercer Canada Limited) as at December 31, 2010, using the projected unit credit actuarial cost method. The major economic assumption used in the valuation was a discount rate (total rate of return on assets) of 6.85%. Inflation was assumed to be 2.5%, while salary increases were assumed to average 2.5% plus merit/seniority ranging from 0.0% to 2.75%. The assumed retirement age was based on a 50% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension; otherwise the member was assumed to retire at the earliest of age 65, 35 years of service, and age 60 with 10 years of service. The actuarial valuation indicated that at December 31, 2010, the Teachers’ Fund had actuarial liabilities with a present value of $5,367.2 million, assets of $4,223.6 million, an unfunded liability of $1,143.6 million and a funded ratio of 78.7%.

The Province is responsible for 50% of the payment if the Teachers’ Fund is insufficient to provide for pension payments as they become due.

Sydney Steel Corporation Superannuation Fund

The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective March 1, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.

Three pension plans are covered by the Fund.

•

United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•

Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•

Canadian Union of Public Employees Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.

Grant Thornton audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.

The following table sets forth the continuity of the Fund, as audited, for the five fiscal years ended March 31, 2011.

STATEMENT OF CONTINUITY OF THE SYDNEY STEEL CORPORATION

SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2007	2008	2009	2010	2011
	(in millions)
Opening Balance	$8.4	$2.8	($0.7)	$0.0	$0.0

Add:
Employee Contributions	—	—	—	—	—
Employer Contributions	16.9	18.7	22.3	20.8	20.1
Income Earned	1.3	0.5	—	—	—
Increase (Decrease) in Market
Value of Investments	(1.0)	(0.5)	—	—	—

	17.2	18.7	22.3	20.8	20.1

	25.6	21.6	21.6	20.8	20.1

Deduct:
Pensions Paid	22.6	22.1	21.3	20.7	19.9
Refund of Contributions	0.0	0.0	—	—	—
Other	0.2	0.2	0.2	0.1	0.2

	22.8	22.3	21.5	20.8	20.1

Closing Balance	$2.8	($0.7)	($0.0)	$0.0	$0.0

As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. The Province has been making the payments for these plans.

The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Morneau Sobeco as at September 30, 2008. The major economic and demographic assumptions used in each valuation included a discount rate of 4.95%, an inflation rate of 2.5% and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations indicated that as at September 30, 2008, the plans had a combined unfunded pension liability of $212.1 million. A projection to March 31, 2011, applying the same assumptions with the exception of the discount rate, which was changed to 4.95% (the mortality table was also revised), indicated an unfunded liability of $190.0 million, allocated as follows: United Steelworkers of America Pension Plan had $139.0 million, Salaried Pension Plan had $48.7 million, and Canadian Union of Public Employees Pension Plan had $2.3 million.

PUBLIC SECTOR FUNDED DEBT

Public Sector Funded Debt

The debt burden, for which the public sector of the Province is responsible, consists of the funded debt and guaranteed debt of the Province. It does not include the debt of municipalities, which is either borrowed from the Province, the Federal Government or third party sources. Borrowings from the Federal Government or third party sources are not material. Municipalities may carry debt with financial institutions until long-term financing is arranged with the MFC.

The following table sets forth the public sector funded debt for the General Revenue Fund (as described in “Government Finance — Specific Accounting Policies” above) as well as the Guaranteed Debt of Governmental Units for the five fiscal years ended March 31, 2007 through to March 31, 2011.

PUBLIC SECTOR FUNDED DEBT(1)

	Restated 2007	2008	2009	2010	2011
	(in millions unless otherwise indicated)
Total Provincial Funded Debt(2)	$11,728.8	$11,032.7	$12,181.8	$13,333.5	$14,613.7

Guaranteed Debt of the Province(3)
Industrial Development and Other	260.4	243.2	72.7	71.5	59.2
Mortgages(4)	149.2	137.5	128.9	122.6	112.7

Total Guaranteed Debt	409.6	380.7	201.6	194.1	171.9

Total Public Sector Funded Debt	12,138.4	11,413.5	12,383.4	13,524.7	14,785.6

Deduct Sinking Funds and Debt Retirement Fund	1,906.8	2,011.9	2,211.7	2,204.2	2,394.6

Net Public Sector Funded Debt	$10,231.6	$9,401.6	$10,171.7	$11,320.5	$12,391.0

Per Capita ($)(5)	$10,907.9	$10,046.5	$10,853.3	$12,042.3	$13,114.9
As a Percentage of:
Personal Income(5)	37.0%	32.4%	33.7%	36.7%	38.6%
Gross Domestic Product at Market Prices(5)	32.3%	28.5%	29.5%	32.6%	34.1%

(1)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in effect at March 31 in each of the years 2007 through 2011, respectively, and reflect currency-swap contracts. It does not include the debt of Government Business Enterprises.

(2)	See table on “Funded Debt for the General Revenue Fund”, for more detailed information on this figure.

(3)	The Province guarantees certain debt of the Student Loan program and industrial development agencies, and mortgages of the Housing Development Corporation.

(4)	Underlying debt does not include debt of Nova Scotia Housing Development Corporation ($226.1 million at March 31, 2011), a Provincial Crown Corporation, which debt is secured by mortgages held by the Corporation.

(5)	Population as of July 1 of the preceding calendar year Personal income and gross domestic product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance — Loans and Investments”, and “Provincial Debt — Guaranteed Debt”. The Province prepares consolidated financial statements whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit).

Sydney Steel Corporation and Sydney Tar Ponds Agency

Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental clean up, and conduct development activities for future land use. Sysco will continue to exist to address residual issues arising from historic operations (See — Litigation).

The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies have generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. The Province recorded liabilities totaling $318.5 million in 2000, and in 2006-2007 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2011, $103.8 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for future decommissioning, demolition and remediation of Sysco’s and adjacent sites, including the Sydney Tar Ponds site. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.

Nova Scotia Municipal Finance Corporation

Nova Scotia Municipal Finance Corporation (“MFC”) acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal Government, the Province, another municipality, or their agencies. At March 31, 2011, the outstanding borrowings by municipalities and municipal enterprises from the MFC stood at $756.6 million.

Nova Scotia Power Finance Corporation

On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor NSP Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI agreed to indemnify NSP Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provided for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal Government and Federal U.S. Treasury bonds, coupons or residuals.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2007 through 2011.

Daily Closing Rates	2007	2008	2009	2010	2011
High	1.1878	1.2935	1.2991	1.0745	1.0658
Low	0.9066	0.9765	1.0259	0.9946	0.9407
Close	0.9913	1.2180	1.0456	0.9931	1.0162
Average Noon	1.0748	1.0660	1.1420	1.0303	1.0111
Source: Bank of Canada

On March 31, 2011 the closing spot rate for the US dollar in Canada, as reported by the Bank of Canada, was $0.9696.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

Closing Rate	at March 31	Euro	US (noon) Dollar	Pound Sterling	Japanese Yen
	2006	1.4169	1.1671	2.0299	0.009933
	2007	1.5418	1.1529	2.2697	0.009806
	2008	1.6244	1.0279	2.0407	0.010290
	2009	1.6710	1.2602	1.8022	0.012710
	2010	1.3737	1.0156	1.5422	0.010870
	2011	1.3782	0.9718	1.5595	0.01174

OFFICIAL STATEMENTS

The Minister of Finance or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2011

Sinking Fund General	$622,177,331
Unallocated Sinking Funds	$15,691,150

Canada Pension Plan Fund (A)

Series	Date Of Issue	Maturity Date	Amount Outstanding (in thousands)		Coupon Rate	Canadian Dollars	Sinking Funds (B)
C34	01-May-92	02-Jul-11	$78,408,000	CAD	9.920	$78,408,000
C35	03-May-93	02-Jul-12	55,808,000	CAD	9.370	55,808,000
C36	01-Mar-99	01-Mar-19	27,102,000	CAD	5.870	27,102,000
C37	03-Mar-00	03-Mar-20	73,922,000	CAD	6.610	73,922,000
C38	02-Mar-01	02-Mar-21	78,277,000	CAD	6.400	78,277,000
C39	01-Mar-02	01-Mar-22	96,251,000	CAD	6.400	96,251,000
C40(C)	01-Mar-04	01-Mar-24	90,597,000	CAD	5.390	90,597,000
C41	02-Jan-05	02-Jan-25	85,762,000	CAD	5.270	85,762,000
C42	03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000
C43	02-Mar-07	03-Mar-37	109,641,000	CAD	4.570	109,641,000
C44	02-Mar-08	02-Mar-38	81,516,000	CAD	4.850	81,516,000
C45	01-Dec-08	01-Dec-38	78,450,000	CAD	5.370	78,450,000
C46	01-Mar-10	01-Mar-40	85,218,000	CAD	4.820	85,218,000
C47	01-Aug-10	01-Aug-40	$46,648,000	CAD	4.720	$46,648,000
			$1,079,352,000			$1,079,352,000	$637,868,481

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2011

Medium-Term Promissory Notes

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars	Sinking Funds (B)
P21	30-Oct-97	14-Mar-14	$44,000,000	CAD	9.000	$44,000,000
P78(C)	02-Sep-03	01-Jun-17	50,000,000	CAD	5.460	50,000,000
P102(C)	26-Apr-06	01-Jun-13	630,000,000	CAD	4.500	630,000,000
P103(C)	24-Oct-06	24-Oct-21	200,000,000	CAD	4.450	200,000,000
P105	04-Dec-08	01-Jun-12	425,000,000	CAD	3.00	425,000,000
P106	31-Mar-09	01-Mar-13	200,000,000	CAD	2.50	200,000,000
P107	3-Dec-09	3-Dec-14	350,000,000	CAD	FRN	350,000,000
P108	3-Dec-09	3-Mar-13	250,000,000	CAD	FRN	250,000,000
P109(C)	29-Dec-10	29-Dec-17	15,000,000	CAD	Step-up	15,000,000
P110(C)	09-Feb-11	09-Feb-18	15,000,000	CAD	Step-up	15,000,000

			$2,179,000,000			$2,179,000,000	$0.0

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2011

Payable in Canadian Dollars

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Rate	Canadian Dollars	Sinking Funds in Canadian Dollars (B)
9K	30-Jan-92	30-Jan-22	$200,000,000	CAD	9.600	$200,000,000	$88,487,917
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
B1	14-May-01	01-Jun-11	650,000,000	CAD	6.250	650,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B5	01-Dec-03	01-Jun-33	600,000,000	CAD	5.800	600,000,000
B6	14-Jan-05	14-Jan-15	200,000,000	CAD	4.700	200,000,000
B7	30-Jun-05	01-Jun-35	350,000,000	CAD	4.900	350,000,000
B8	25-Jan-06	01-Jun-37	750,000,000	CAD	4.500	750,000,000
B9	18-Aug-06	18-Aug-16	300,000,000	CAD	4.600	300,000,000
D2	25-Nov-09	25-Nov-19	900,000,000	CAD	4.150	900,000,000
D3	14-Dec-09	14-Jun-41	950,000,000	CAD	4.700	950,000,000
D5	08-Mar-11	01-Jun-21	400,000,000	CAD	4.150	400,000,000
Total Payable in Canadian dollars			$6,150,000,000			$6,150,000,000	$88,487,917

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2011

Payable in Pound Sterling

Series	Date Of Issue	Maturity Date	Amount Outstanding		Rate	Equivalent in Canadian Dollars	Sinking Funds in Canadian Dollars (B)
8C(D)	31-Oct-81	31-Oct-11	£23,250,000	GBP	16.75	$56,283,147
8P(D)	18-Apr-84	18-Apr-19	60,000,000	GBP	11.75	114,386,580

			£83,250,000			$170,669,727	$—

Adjustments relating to swap agreements			(£83,250,000)			($170,669,727)

Total Payable in Pound Sterling			—			—	—

TABLE 1 — STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2011

Payable in United States Dollars

Series	Date Of Issue	Maturity Date	Amount Outstanding		Rate	Equivalent in Canadian Dollars	Sinking Funds in Canadian Dollars (B)
Hedged
9N(D)	27-Jul-93	27-Jul-13	$300,000,000	USD	7.250	$299,850,000	$252,031,301
8V(D)	15-Mar-86	15-Mar-16	150,000,000	USD	8.875	205,725,000	160,512,541
9B(D)	01-Feb-89	01-Feb-19	200,000,000	USD	9.500	198,000,000	113,898,513
9C(D)	01-Jul-89	01-Jul-19	200,000,000	USD	8.875	199,900,000	108,064,113
9D(D)	15-Nov-89	15-Nov-19	244,000,000	USD	8.250	246,318,000	194,481,663
9E(D)	01-Mar-90	01-Mar-20	300,000,000	USD	9.250	409,200,000	227,829,970
9J(D)	01-May-91	01-May-21	300,000,000	USD	9.125	312,002,107	149,355,562
9L(D)	01-Apr-92	01-Apr-22	300,000,000	USD	8.750	379,516,788	165,466,175
9M(D)	30-Jul-92	30-Jul-22	300,000,000	USD	8.250	329,310,000	146,010,075
B4(C)(D)	26-Feb-02	27-Feb-12	500,000,000	USD	5.750	795,000,000	—
D1(C)(D)	26-Jan-07	26-Jan-17	500,000,000	USD	5.125	586,500,000	—
D4(C)(D)	21-Jul-10	21-Jul-15	750,000,000	USD	2.375	771,750,000	—

			4,044,000,000			4,733,071,894	1,517,644,915

Adjustments relating to swap agreements			(4,044,000,000)			(3,961,321,894)

Total Payable in USD:			—			—	—

LONG TERM TOTAL						$14,312,093,620	$2,244,001,313

(A)	Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective dated of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.

(B)	For designated sinking funds, payments normally commence on the first anniversary date of the issue of the debenture and are designed to retire the debt over the term of the issue. Sinking Fund investments consist primarily of debentures of the Province of Nova Scotia, other provincial governments and the Government of Canada.

(C)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating for the fiscal year ended March 31, 2011.

(D)	The Province has executed currency swap contracts to convert foreign denominated debt into Canadian denominated debt.